Exhibit 99.1

ANNUAL REPORT 20 12

OPERATING AREAS

BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
CANADA
PEACE RIVER
COLD LAKE
LLOYDMINSTER
KERROBERT
CALGARY
BAKKEN / THREE FORKS
USA
MONTANA
NORTH DAKOTA

CONTENTS

4 Message to Shareholders

6 Management's Discussion and Analysis

24 Management's Report

25 Auditors' Reports

27 Consolidated Financial Statements

62 Reserves Information

OPERATING AREAS CONTENTS 4 Message to Shareholders 6 Management’s Discussion and Analysis 24 Management’s Report 25 Auditors’ Reports 27 Consolidated Financial Statements 62 Reserves Information

SUMMARY

	Three Months Ended			Years Ended

	December 31, 2012	September 30, 2012	December 31, 2011	December 31, 2012	December 31, 2011

FINANCIAL (thousands of Canadian dollars, except per common share amounts)
Petroleum and natural gas sales	292,095	299,786	367,813	1,219,484	1,308,814
Funds from operations(1)	127,253	139,044	162,973	532,725	555,483
Per share – basic	1.05	1.15	1.39	4.44	4.79
Per share – diluted	1.04	1.14	1.36	4.37	4.67
Cash dividends declared(2)	55,043	52,640	50,925	215,184	205,960
Cash dividends declared per share	0.66	0.66	0.62	2.64	2.42
Net income	31,620	26,773	57,780	258,631	217,432
Per share – basic	0.26	0.22	0.49	2.16	1.88
Per share – diluted	0.26	0.22	0.48	2.12	1.83
Exploration and development	66,686	113,126	72,013	418,625	367,848
Property acquisitions	130,575	958	10,329	144,042	76,164
Corporate acquisition	–	–	1,313	–	120,006
Proceeds from divestitures	1,222	1,202	(47,396)	(314,978)	(47,396)

Total oil and natural gas capital expenditures	198,483	115,286	36,259	247,689	516,622
Bank loan	116,394	181,785	311,960	116,394	311,960
Long-term debt	449,235	447,555	302,550	449,235	302,550
Working capital (surplus) deficiency	34,197	(149,329)	36,071	34,197	36,071

Total monetary debt(3)	599,826	480,011	650,581	599,826	650,581
OPERATING
Daily production
Light oil and NGL (bbl/d)	7,739	7,047	7,232	7,360	6,769
Heavy oil (bbl/d)	40,257	40,580	38,006	39,447	35,252
Total oil and NGL (bbl/d)	47,996	47,627	45,238	46,807	42,021
Natural gas (mmcf/d)	42.3	40.5	46.9	43.1	48.7
Oil equivalent (boe/d @ 6:1)(4)	55,046	54,381	53,054	53,986	50,132
Average prices (before hedging)
WTI oil (US$/bbl)	88.18	92.22	94.06	94.19	95.12
Edmonton par oil ($/bbl)	84.28	84.79	97.87	86.53	95.56
BTE light oil and NGL ($/bbl)	72.02	70.34	85.09	74.07	82.49
BTE heavy oil ($/bbl)(5)	54.58	60.11	70.85	59.44	65.53
BTE total oil and NGL ($/bbl)	57.39	61.63	73.13	61.74	68.26
BTE natural gas ($/mcf)	3.03	2.34	3.91	2.45	4.17
BTE oil equivalent ($/boe)	52.37	55.70	65.81	55.48	61.26
CAD/USD noon rate at period end	0.9949	0.9837	1.0170	0.9949	1.0170
CAD/USD average rate for period	0.9913	0.9953	1.0231	0.9991	0.9887

Baytex Energy Corp.    2012 Annual Report    1

	Three Months Ended			Years Ended

	December 31, 2012	September 30, 2012	December 31, 2011	December 31, 2012	December 31, 2011

COMMON SHARE INFORMATION
TSX
Share price (Cdn$)
High	48.35	50.37	57.26	59.40	58.76
Low	41.91	39.91	39.18	38.54	39.18
Close	42.87	46.72	56.97	42.87	56.97
Volume traded (thousands)	25,108	25,679	26,471	108,327	111,236
NYSE
Share price (US$)
High	49.25	51.73	56.33	59.50	61.95
Low	42.20	39.50	36.39	37.40	36.89
Close	43.24	47.44	55.89	43.24	55.89
Volume traded (thousands)	3,567	5,823	7,579	22,135	37,384
Common shares outstanding (thousands)	121,868	120,962	117,893	121,868	117,893

Notes:

(1)
Funds from operations is a non-GAAP measure that represents cash generated from operating activities adjusted for finance costs, changes in non-cash operating working capital and other operating items. Baytex's funds from operations may not be comparable to other issuers. Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund future dividends and capital investments. For a reconciliation of funds from operations to cash flow from operating activities, see Management's Discussion and Analysis of the operating and financial results for the three months and year ended December 31, 2012.
(2)
Cash dividends declared are net of DRIP participation.
(3)
Total monetary debt is a non-GAAP measure which we define to be the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as deferred income tax assets or liabilities and unrealized gains or losses on financial derivatives)), the principal amount of long-term debt and long-term bank loans.
(4)
Barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. The use of boe amounts may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
(5)
Heavy oil prices are net of blending costs.

2    Baytex Energy Corp.    2012 Annual Report

Advisory Regarding Forward-Looking Statements

This report contains forward-looking statements relating to: our business strategies, plans and objectives; our ability to grow our reserve base and add to production levels through exploration and development activities complemented by strategic acquisitions; our plans for a steam-assisted gravity drainage project at Angling Lake (Cold Lake), including the timing of construction of the pilot project; our plans for a new 15-well cyclic steam stimulation module at Peace River; our liquidity and financial capacity; our debt-to-funds from operations ratio; the sufficiency of our financial resources to fund our operations; the existence, operation and strategy of our risk management program for commodity prices, heavy oil differentials and interest and foreign exchange rates; our ability to mitigate our exposure to heavy oil price differentials by transporting our crude oil to market by railways; the volume of heavy oil to be transported to market on railways by the end of the first quarter of 2013; the development of additional infrastructure to transport Canadian crude oil to market; the outlook for Canadian heavy oil prices and the pricing differential between Canadian heavy and West Texas Intermediate crude oils; our average production rate for 2013; our organic production growth rate for 2013; our exploration and development capital expenditures for 2013; our ability to use long-term thermal projects to build future productive capacity; the number of net wells to be drilled in 2013; our reserve life index; forecast prices for oil and natural gas; forecast interest and foreign exchange rates; and future development costs. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate. In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of funds from operations and capital expenditures and our prevailing financial circumstances at the time. We refer you to the end of the Management's Discussion and Analysis section of this report for our advisory on forward-looking information and statements.

Contingent Resource

This report contains estimates of contingent resource. Contingent resource is not, and should not be confused with, petroleum and natural gas reserves. Contingent resource is defined in the Canadian Oil and Gas Evaluation Handbook as "those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as contingent resource the estimated discovered recoverable quantities associated with a project in the early evaluation stage." The outstanding contingencies applicable to our disclosed contingent resources do not include economic contingencies. In this report we refer to economic contingent resources which are those resources that are currently economically recoverable based on specific forecasts of commodity prices and costs. For additional information on contingent resource, we refer you to the end of this report for our advisory on oil and gas information.

Non-GAAP Financial Measures

In this report we refer to certain measures that are commonly used in the oil and gas industry but are not based on generally accepted accounting principles in Canada, such as funds from operations and total monetary debt. For a description of these measures, we refer you to "Non-GAAP Financial Measures" in the Management's Discussion and Analysis section of this report.

Baytex Energy Corp.    2012 Annual Report    3

MESSAGE TO SHAREHOLDERS

The year 2012 was very successful for Baytex. In an environment which was especially challenging for Canadian heavy oil producers, we grew our production by 8%, grew our reserve base by 16%, returned over $215 million to our shareholders as dividends and reduced our total debt by over $50 million. We also executed on several strategic objectives, including the acquisition of 46 sections of undeveloped oil sands leases and an approved steam-assisted gravity drainage ("SAGD") project, the expansion of our land base at Peace River and the disposition of non-operated assets in North Dakota at attractive metrics.

We followed through on our commitment to shareholders to deliver organic production growth, pay a meaningful dividend and maintain capital discipline, all while operating our business in a safe and environmentally responsible manner. We maintained a conservative balance sheet with low debt levels and adequate liquidity to support our growth-and-income model.

Record Production and Strong Reserve Growth

A number of significant operational achievements in 2012 have added value for our shareholders through both organic production growth and new opportunities outside our existing resource base. As a result of our successful execution on development opportunities, we reached record production levels in 2012 and are poised for further growth in the upcoming year.

In 2012, Baytex executed its largest exploration and development capital program in company history, drilling a total of 163 net wells with a 98% success rate and growing average annual production to a record 54,000 boe/d. In our three core operating regions of Peace River, Lloydminster and Bakken/Three Forks, we advanced our primary development activities and expanded our position through land acquisitions, acreage trades and farm-in agreements.

We continued to focus our development and acquisition expenditures on profitable crude oil investment opportunities, resulting in a 16% increase in reserves which now stand at 292 million barrels of oil equivalent on a proved plus probable basis. Capital efficiency is a paramount tenet of Baytex's operational model. This year's reserve replacement of 300%, inclusive of acquisitions and divestitures, resulted in an impressive recycle ratio of 2.7, continuing our record of high capital efficiencies.

One of our more noteworthy achievements was the acquisition of a 100% working interest in 46 sections of oil sands leases in the Angling Lake (Cold Lake) area of northern Alberta for $120 million. The lands are proximal to our existing heavy oil assets and are prospective for both cold and thermal development. The acquisition included an approved SAGD project, with initial pilot construction anticipated in 2013. In addition, we divested our non-operating interests in the Bakken/Three Forks for US$312 million at attractive metrics. These assets were not a primary focus of our U.S. operations and resulted in a gain of $173 million ($104 million after income tax expense).

Another significant Baytex milestone was the completion of our first 10-well cyclic steam stimulation ("CSS") module at Peace River. As we move into 2013, regulatory approvals are in place to advance a new 15-well CSS module located immediately adjacent to the current 10-well module.

We are encouraged by our operating results and capital efficiencies, and believe these measures differentiate us from our peers and have allowed us to successfully execute our growth-and-income model.

4    Baytex Energy Corp.    2012 Annual Report

Maintaining Financial Discipline

Baytex generated the second highest funds from operations ("FFO") in company history, which, given the volatility we have experienced in heavy oil prices over the past year, is a sign of the underlying strength of our core business. This past year also marked our highest annual net income in company history.

We further improved our already significant financial liquidity and ended the year with over $580 million of available undrawn credit facilities and no long-term debt maturities until 2021. Baytex's total monetary debt of $600 million at year-end represents a debt-to-FFO ratio of 1.1, based on FFO over the trailing 12-month period. These levels of debt and undrawn credit facilities are within our leverage and liquidity targets and provide ample capacity to finance our operations.

During 2012, 87% of our production was crude oil, with a particular emphasis on heavy oil. The benchmark price for our heavy oil is Western Canadian Select ("WCS"), which trades at a discount to West Texas Intermediate ("WTI"). While global oil prices remained fairly robust, the discount for Canadian heavy oil experienced greater volatility and widened in 2012. This discount, as measured by the price differential between WCS and WTI, averaged 22% during the year (18% in 2011) mainly due to transportation constraints to the U.S. refining market.

Baytex actively employs risk mitigation strategies to maximize the profitability of its heavy oil production in the context of volatile differentials. We mitigate our exposure in several ways. Our historic practice of hedging through fixed forward pricing contracts and long-term physical supply contracts was augmented in 2012 through a significant increase in rail transportation, which allows us to deliver our heavy oil to higher netback markets and mitigate our exposure to pipeline access disruptions. Our rail volumes by year-end grew to represent over 20% of our heavy oil production and, by the end of the first quarter of 2013, we expect to nearly double our use of rail transportation to approximately 40% of our heavy oil volumes. We continue to explore opportunities to maximize the value of our products through risk mitigation strategies.

Over the long term, we believe that transportation solutions to allow Canadian crude oil to access additional markets will proceed and that price discounts for heavy oil production will narrow. With our heavy oil focus, Baytex is well-positioned to benefit from an improving market.

Successful Business Model / Promising Outlook

We remain committed to a growth-and-income model and its three fundamental principles: delivering organic production growth, paying a meaningful dividend and maintaining capital discipline. We will continue to manage our business with a focus on creating shareholder value through the quality execution of our development program.

Our 2013 production guidance is 56,000 to 58,000 boe/d, which at the mid-point of this range, represents an organic production growth rate of 6%. Exploration and development expenditures are forecast to be approximately $520 million, which includes $90 million for long-term thermal projects that will build productive capacity for future years. We anticipate drilling approximately 228 net wells that span our acreage position across our three core operating regions. This is a significant level of activity, and Baytex is fully committed to executing this program in an environmentally responsible and safe manner.

Baytex's success is attributable to an exceptionally talented team of employees who are aligned with our strategy, capable of consistent execution and dedicated to the creation of shareholder value. Complementing our leadership team and committed employees, it is important to recognize the guidance and support provided by our Board of Directors, which contributes significantly to our success.

As we move into another exciting year, we express our appreciation to all of our stakeholders for their continued support as we execute our plan for long-term value creation.

On behalf of the Board of Directors,

James L. Bowzer President and Chief Executive Officer March 7, 2013

Baytex Energy Corp.    2012 Annual Report    5

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is management's discussion and analysis ("MD&A") of the operating and financial results of Baytex Energy Corp. for the year ended December 31, 2012. This information is provided as of March 6, 2013. In this MD&A, references to "Baytex", the "Company", "we", "us" and "our" and similar terms refer to Baytex Energy Corp. and its subsidiaries on a consolidated basis, except where the context requires otherwise. The year to date results have been compared with the corresponding period in 2011. This MD&A should be read in conjunction with the Company's audited consolidated financial statements ("consolidated financial statements") for the years ended December 31, 2012 and 2011, together with accompanying notes, and the Annual Information Form for the year ended December 31, 2012. These documents and additional information about Baytex are accessible on the SEDAR website at www.sedar.com. All amounts are in Canadian dollars, unless otherwise stated, and all tabular amounts are in thousands of Canadian dollars, except for percentages and per common share amounts as otherwise noted.

In this MD&A, barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

This MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our advisory on forward-looking information and statements.

NON-GAAP FINANCIAL MEASURES

In this MD&A, we refer to certain financial measures (such as funds from operations, payout ratio, total monetary debt and operating netback) which do not have any standardized meaning prescribed by generally accepted accounting principles in Canada ("GAAP"). While funds from operations, payout ratio and operating netback are commonly used in the oil and natural gas industry, our determination of these measures may not be comparable with calculations of similar measures for other issuers.

Funds from Operations

We define funds from operations as cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments. However, funds from operations should not be construed as an alternative to traditional performance measures determined in accordance with GAAP, such as cash flow from operating activities and net income. For a reconciliation of funds from operations to cash flow from operating activities, see "Funds from Operations, Payout Ratio and Dividends".

Payout Ratio

We define payout ratio as cash dividends (net of participation in our dividend reinvestment plan) divided by funds from operations. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments.

6    Baytex Energy Corp.    2012 Annual Report

Total Monetary Debt

We define total monetary debt as the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as unrealized gains or losses on financial derivatives)), the principal amount of long-term debt and long-term bank loan. We believe that this measure assists in providing a more complete understanding of our cash liabilities.

Operating Netback

We define operating netback as product revenue less royalties, production and operating expenses and transportation expenses divided by barrels of oil equivalent sales volume for the applicable period. We believe that this measure assists in characterizing our ability to generate cash margin on a unit of production basis.

RESULTS OF OPERATIONS

Production

	Years Ended December 31

	2012	2011	Change

Daily Production

Light oil and NGL (bbl/d)	7,360	6,769	9%
Heavy oil (bbl/d)(1)	39,447	35,252	12%
Natural gas (mmcf/d)	43.1	48.7	(11)%

Total production (boe/d)	53,986	50,132	8%
Production Mix
Light oil and NGL	14%	14%	–
Heavy oil	73%	70%	–
Natural gas	13%	16%	–

(1)
Heavy oil sales volumes may differ from reported production volumes due to changes to Baytex's heavy oil inventory. For the year ended December 31, 2012, heavy oil sales volumes were 38 bbl/d lower than production volumes (year ended December 31, 2011 – 72 bbl/d higher).

Production for the year ended December 31, 2012 averaged 53,986 boe/d, compared to 50,132 boe/d for the same period in 2011. Light oil and NGL production increased by 9% to 7,360 bbl/d from 6,769 bbl/d due to Baytex's successful drilling and development activities in Canada and the U.S. which also offset the 950 bbl/d of non-operated North Dakota light oil production divested during 2012. Heavy oil production for the year ended December 31, 2012 increased by 12% to 39,447 bbl/d from 35,252 bbl/d a year ago primarily due to successful drilling and development activities. Natural gas production decreased by 11% to 43.1 mmcf/d for the year ended December 31, 2012, as compared to 48.7 mmcf/d for the same period in 2011 primarily due to natural declines as we focused our capital spending on our oil projects.

Commodity Prices

Crude Oil

For the year ended December 31, 2012, the prompt price of West Texas Intermediate ("WTI") fluctuated between a low of US$77.69/bbl and a high of US$109.77/bbl, with an average price of US$94.19/bbl. The volatile price range seen in 2012 reflected both uneven sentiment over global economic conditions and several periods of geopolitical tension.

Baytex Energy Corp.    2012 Annual Report    7

The discount for Canadian heavy oil, as measured by the Western Canadian Select ("WCS") price differential to WTI, averaged 22% for the year ended December 31, 2012, as compared to 18% for the year ended December 31, 2011. The WCS Canadian heavy oil differential was more volatile in 2012 than in the prior year due to several factors. These included an increase in export pipeline problems which at times constrained access to U.S. refineries, continued Canadian heavy oil production growth, which reduced spare export capacity, and periodic planned and unplanned maintenance at refineries using Canadian heavy oil. Concurrence of these factors at times exacerbated the impact on heavy oil pricing, with the monthly WCS differential twice exceeding 30% in 2012. However, at other times of the year, during which upsets were absent, the monthly WCS differential was closer to 15%.

Natural Gas

For the year ended December 31, 2012, the average AECO natural gas price was $2.40/mcf, as compared to $3.68/mcf in the same period of 2011. The decrease in the natural gas price was due to higher U.S. natural gas production and a relatively mild 2011-2012 winter season in major natural gas consumption areas, which brought U.S. and western Canada natural gas storage levels to record highs.

	Years Ended December 31

	2012		2011		Change

Benchmark Averages
WTI oil (US$/bbl)(1)	$94.19		$95.12		(1%	)
WCS heavy oil (US$/bbl)(2)	$73.16		$77.97		(6%	)
Heavy oil differential(3)	(22%	)	(18%	)
CAD/USD average exchange rate	0.9991		0.9887		1%
Edmonton par oil ($/bbl)	$86.53		$95.56		(9%	)
AECO natural gas price ($/mcf)(4)	$2.40		$3.68		(35%	)
Baytex Average Sales Prices
Light oil and NGL ($/bbl)	$74.07		$82.49		(10%	)
Heavy oil ($/bbl)(5)	$58.60		$65.36		(10%	)
Physical forward sales contracts gain (loss) ($/bbl)	0.84		0.17

Heavy oil, net ($/bbl)	$59.44		$65.53		(9%	)

Total oil and NGL, net ($/bbl)	$61.74		$68.26		(10%	)

Natural gas ($/mcf)(6)	$2.45		$3.86		(37%	)
Physical forward sales contracts gain ($/mcf)	–		0.31

Natural gas, net ($/mcf)	$2.45		$4.17		(41%	)
Summary
Weighted average ($/boe)(6)	$54.86		$60.78		(10%	)
Physical forward sales contracts gain (loss) ($/boe)	0.62		0.48

Weighted average, net ($/boe)	$55.48		$61.26		(9%	)

(1)
WTI refers to the arithmetic average based on NYMEX prompt month WTI.
(2)
WCS refers to the average posting price for the benchmark WCS heavy oil.
(3)
Heavy oil differential refers to the WCS discount to WTI.
(4)
AECO refers to the AECO arithmetic average monthly index price published by the Canadian Gas Price Reporter.
(5)
Baytex's realized heavy oil prices are calculated based on sales volumes, net of blending costs.
(6)
Baytex's risk management strategy employs both oil and natural gas financial and physical forward contracts (fixed price forward sales and collars) and heavy oil differential physical delivery contracts (fixed price and percentage of WTI). The above pricing information in the table excludes the impact of financial derivatives.

For the year ended December 31, 2012, Baytex's average sales price for light oil and NGL was $74.07/bbl, down 10% from $82.49/bbl in the same period of 2011. Baytex's realized heavy oil price during the year ended December 31, 2012, prior to physical forward sales contracts, was $58.60/bbl or 80% of WCS. This compares to a realized heavy oil price in the same period of 2011, prior to physical forward sales contracts, of $65.36/bbl, or 85% of WCS. The discount to WCS reflects the cost of blending Baytex's heavy oil with diluent to meet pipeline

8    Baytex Energy Corp.    2012 Annual Report

specifications. Other factors impacting Baytex's realized heavy oil price during this period were pipeline apportionments, periods of high WCS differential volatility, and quality discounts for some volumes. Net of physical forward sales contracts, Baytex's realized heavy oil price during the year ended December 31, 2012 was $59.44/bbl, down 9% from $65.53/bbl in the same period in 2011. Baytex's realized natural gas price for the year ended December 31, 2012 was $2.45/mcf with no applicable physical forward sales contracts (year ended December 31, 2011 – $3.86/mcf prior to physical forward sales contracts and $4.17/mcf inclusive of physical forward sales contracts).

Gross Revenues

	Years Ended December 31

($ thousands except for %)	2012	2011	Change

Oil revenue
Light oil and NGL	$199,518	$204,513	(2%	)
Heavy oil	857,320	843,707	2%

Total oil revenue	1,056,838	1,048,220	1%
Natural gas revenue	38,667	74,018	(48%	)

Total oil and natural gas revenue	1,095,505	1,122,238	(2%	)

Heavy oil blending revenue	123,979	186,576	(34%	)

Total petroleum and natural gas revenues	$1,219,484	$1,308,814	(7%	)

Petroleum and natural gas revenues decreased 7% to $1,219.5 million for the year ended December 31, 2012 from $1,308.8 million for the same period in 2011. The reduction in revenues was driven by lower natural gas revenues in 2012 due to lower natural gas prices than in 2011. Heavy oil blending diluent revenue for the year ended December 31, 2012, was down 34% from the same period last year due to increase in volumes of heavy oil being transported by railway. Unlike transportation through oil pipelines, transportation of heavy oil by rail does not require condensate blending. In addition to lower sales of blended heavy oil, the decrease in revenue was also due to lower realized petroleum and natural gas prices, as compared to 2011. Higher light oil and NGL and heavy oil sales volumes in the 2012 partially offset the decrease in total revenues, as compared to 2011.

Royalties

	Years Ended December 31

($ thousands except for % and per boe)	2012	2011	Change

Royalties	$194,535	$212,172	(8%	)
Royalty rates:
Light oil, NGL and natural gas	19.0%	18.7%
Heavy oil	17.4%	19.0%

Average royalty rates(1)	17.8%	18.9%
Royalty expenses per boe	$9.85	$11.59	(15%	)

(1)
Average royalty rate excludes sales of heavy oil blending diluents and the effects of financial derivatives.

Total royalties for the year ended December 31, 2012 decreased to $194.5 million from $212.2 million in the year ended December 31, 2011. Total royalties for the year of 2012 were 17.8% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent), as compared to 18.9% for the same period in 2011. Royalty rates for light oil, NGL and natural gas increased from 18.7% in 2011 to 19.0% in 2012 primarily due to the expiry of conventional royalty rate incentives on new wells and production increases in the United States. Royalty rates for heavy oil for the year ended December 31, 2012 decreased from 19.0% in 2011 to 17.4% in 2012 due to a higher number of wells qualifying under the lower royalties.

Baytex Energy Corp.    2012 Annual Report    9

Financial Derivatives

	Years Ended December 31

($ thousands)	2012	2011	Change

Realized gain (loss) on financial derivatives(1)
Crude oil	$21,080	$(17,641)	$38,721
Natural gas	5,223	431	4,792
Foreign currency	5,545	15,230	(9,685)
Interest rate	(3,102)	116	(3,218)

Total	$28,746	$(1,864)	$30,610

Unrealized gain (loss) on financial derivatives(2)
Crude oil	$31,171	$1,237	$29,934
Natural gas	(2,920)	6,004	(8,924)
Foreign currency	1,084	(17,542)	18,626
Interest rate	3,473	(5,865)	9,338

Total	$32,808	$(16,166)	$48,974

Total gain (loss) on financial derivatives
Crude oil	$52,251	$(16,404)	$68,655
Natural gas	2,303	6,435	(4,132)
Foreign currency	6,629	(2,312)	8,941
Interest rate	371	(5,749)	6,120

Total	$61,554	$(18,030)	$79,584

(1)
Realized gain (loss) on financial derivatives represents actual cash settlement or receipts for the financial derivatives.
(2)
Unrealized gain (loss) on financial derivatives represents the change in fair value of the financial derivatives during the period.

The realized gain of $28.7 million for the year ended December 31, 2012 relates to lower commodity prices and favorable foreign currency contracts, partially offset by losses on interest rate contracts. The unrealized mark-to-market gain of $32.8 million for the year ended December 31, 2012 relates to favourable contracts entered in early 2012 when oil prices were high. Subsequently, oil prices at December 31, 2012 have decreased resulting in an unrealized gain.

A summary of the risk management contracts in place as at December 31, 2012 and the accounting treatment of the Company's financial instruments are disclosed in note 20 to the consolidated financial statements.

Production and Operating Expenses

	Years Ended December 31

($ thousands except for % and per boe)	2012	2011	Change

Production and operating expenses	$232,375	$209,177	11%
Production and operating expenses per boe:
Heavy oil	$11.02	$11.09	(1%	)
Light oil, NGL and natural gas	$13.81	$12.21	13%
Total	$11.77	$11.43	3%

Production and operating expenses for the year ended December 31, 2012 increased 11% to $232.4 million from $209.2 million. This increase is primarily due to the growth of Baytex's production from successful execution of its drilling and development activities of existing assets in Canada and the U.S. and from the Reno and Brewster acquisitions completed in February and August 2011, respectively. Production and operating expenses were $11.77/boe for the year ended December 31, 2012, as compared to $11.43/boe for the same period in 2011. The increase of 13% per boe for light oil, NGL and natural gas was mainly due to production declines in our natural gas

10    Baytex Energy Corp.    2012 Annual Report

areas, partially offset by the 1% decrease per boe for heavy oil, resulting in a 3% net increase per boe of production and operating expenses.

Transportation and Blending Expenses

	Years Ended December 31

($ thousands except for % and per boe)	2012	2011	Change

Blending expenses	$123,979	$186,576	(34%	)
Transportation expenses	83,261	63,274	32%

Total transportation and blending expenses	$207,240	$249,850	(17%	)

Transportation expenses per boe(1):
Heavy oil	$5.54	$4.58	21%
Light oil, NGL and natural gas	$0.63	$0.79	(20%	)
Total	$4.22	$3.46	22%

(1)
Transportation expenses per boe are before the purchase of blending diluent.

Transportation and blending expenses for the year ended December 31, 2012 were $207.2 million, as compared to $249.9 million for the year ended December 31, 2011.

The heavy oil produced by Baytex requires blending to reduce its viscosity in order to meet pipeline specifications. In most cases, Baytex purchases condensate from industry producers as the blending diluent facilitates the marketing of its heavy oil. In the year ended December 31, 2012, blending expenses were $124.0 million for the purchase of 3,316 bbl/d of condensate at $102.17/bbl, as compared to $186.6 million for the purchase of 5,031 bbl/d at $101.60/bbl for the same period last year. This decrease in blending for the year ended December 31, 2012 is due to rail transportation of heavy oil, which does not require blending diluent, as compared to no rail deliveries in the prior periods. The cost of blending diluent is effectively recovered in the sale price of the blended product.

Transportation expenses were $4.22/boe for the year ended December 31, 2012, as compared to $3.46/boe for the same period of 2011. The increase in transportation expenses per barrel of heavy oil for the year ended December 31, 2012 is primarily driven by increased use of long-haul trucking to deliver a larger portion of our heavy oil production to market.

Operating Netback

	Years Ended December 31

($ per boe except for % and volume)	2012	2011	Change

Sales volume (boe/d)	53,948	50,154	8%
Operating netback(1):
Sales price(2)	$55.48	$61.26	(9%	)
Less:
Royalties	9.85	11.59	(15%	)
Operating expenses	11.77	11.43	3%
Transportation expenses	4.22	3.46	22%

Operating netback before financial derivatives	$29.64	$34.78	(15%	)

Financial derivatives gain (loss)(3)	1.46	(0.10)	1,560%

Operating netback after financial derivatives gain (loss)	$31.10	$34.68	(10%	)

(1)
Operating netback table includes revenues and costs associated with sulphur production.
(2)
Sales price is shown net of blending costs and gains (losses) on physical delivery contracts.
(3)
Financial derivatives reflect realized gains (losses) only.

Baytex Energy Corp.    2012 Annual Report    11

Evaluation and Exploration Expense

Evaluation and exploration expense for the year ended December 31, 2012 decreased to $12.2 million from $13.9 million for the same period in 2011 due to a decrease in the expiration of undeveloped land leases.

Depletion and Depreciation

Depletion and depreciation for the year ended December 31, 2012 increased to $297.8 million from $248.5 million for the same period in 2011. On a sales-unit basis, the provision for the year ended December 31, 2012 was $15.08/boe, as compared to $13.57/boe for the same period in 2011. The increase is the result of overall increased production in areas with high depletable cost bases.

General and Administrative Expenses

	Years Ended December 31

($ thousands except for % and per boe)	2012	2011	Change

General and administrative expenses	$44,646	$39,335	14%
General and administrative expenses per boe	$2.26	$2.15	5%

General and administrative expenses for the year ended December 31, 2012 increased to $44.6 million from $39.3 million for the same period in 2011 due to higher salary costs and higher office rent. On a per boe basis, general and administrative expenses increased slightly from $2.15 for the year ended December 31, 2011 to $2.26 in the same period of 2012.

Share-based Compensation Expense

On January 1, 2011, Baytex adopted a full-value award plan (the "Share Award Incentive Plan") pursuant to which restricted awards and performance awards may be granted to directors, officers and employees of the Company and its subsidiaries. Concurrent with the adoption of the Share Award Incentive Plan, Baytex ceased making grants under the Common Share Rights Incentive Plan (the "Share Rights Plan").

Compensation expense related to the Share Rights Plan decreased to $2.9 million in the year ended December 31, 2012 (year ended December 31, 2011 – $15.6 million) while compensation expense related to the Share Award Incentive Plan increased to $33.8 million for the year ended December 31, 2012 (year ended December 31, 2011 – $18.2 million). Compensation expense attributable to the Share Rights Plan decreased as outstanding rights continue to be exercised while no new grants have been made under this plan effective January 1, 2011. The increase in compensation expense related to the Share Award Incentive Plan is mainly due to the conversion of restricted awards and performance awards held by a departed executive during the second quarter of 2012, additional grants and vesting of outstanding awards, as well as a decrease in forfeitures in 2012 compared to 2011.

Compensation expense associated with the Share Rights Plan and the Share Award Incentive Plan is recognized in income over the vesting period of the share rights or share awards with a corresponding increase in contributed surplus. The issuance of common shares upon the exercise of share rights or conversion of share awards is recorded as an increase in shareholders' capital with a corresponding reduction in contributed surplus.

12    Baytex Energy Corp.    2012 Annual Report

Financing Costs

	Years Ended December 31

($ thousands except for %)	2012	2011	Change

Bank loan and other	$11,074	$12,489	(11%	)
Long-term debt	28,623	22,935	25%
Accretion on asset retirement obligations	6,631	6,185	7%
Debt financing costs	863	3,002	(71%	)

Financing costs	$47,191	$44,611	6%

Financing costs for the year ended December 31, 2012 increased to $47.2 million, as compared to $44.6 million for the year ended December 31, 2011. The increase was primarily attributable to interest on the $300 million principal amount of 6.625% Series C senior unsecured debentures issued on July 19, 2012, and the reporting of interest for a full-year on the US$150 million principal amount of 6.75% Series B senior unsecured debentures issued on February 17, 2011. These increases were partially offset by lower interest on the $150 million principal amount of 9.15% Series A senior unsecured debentures that were redeemed on August 26, 2012 and lower debt financing costs due to credit facility amendment fees incurred in 2011.

Foreign Exchange

	Years Ended December 31

($ thousands except for % and exchange rates)	2012	2011	Change

Unrealized foreign exchange (gain) loss	$(1,533)	$8,490	(118%	)
Realized foreign exchange gain	(3,206)	(656)	389%

Total (gain) loss	$(4,739)	$7,834	(160%	)

CAD/USD exchange rates:
At beginning of period	1.0170	0.9946
At end of period	0.9949	1.0170

The unrealized gain for the year ended December 31, 2012 of $1.5 million, as compared to a loss of $8.5 million for the year ended December 31, 2011, was mainly due to the translation of the US$150 million Series B senior unsecured debentures as the Canadian dollar strengthened against the U.S. dollar at December 31, 2012 (as compared to December 31, 2011) and weakened at December 31, 2011 (as compared to December 31, 2010). The year-to-date realized gains were due to the settlement of the US$180 million portion of the bank loan at a stronger CAD/USD exchange rate on settlement date as compared to December 31, 2011 and the sale of a portion of the U.S. dollar proceeds from the disposition of non-operated interests in North Dakota that were released from escrow in November 2012.

Income Taxes

For the year ended December 31, 2012, total income tax expense was $117.8 million (year ended December 31, 2011 – $52.1 million) of which $10.2 million related to current income taxes (year ended December 31, 2011 – $nil) and $107.6 million related to deferred income taxes (year ended December 31, 2011 – $52.1 million). When compared to the prior year, the increase in deferred income tax expense is primarily the result of the gain on divestiture of oil and natural gas properties, and the deferred tax effect of increased unrealized gains on financial derivative contracts.

The increase in current income tax expense reflects the tax cost of the portion of the gain on divestiture of oil and natural gas properties that could not be sheltered from current tax by available tax pools or other current period deductions.

Baytex Energy Corp.    2012 Annual Report    13

Tax Pools

We have accumulated the Canadian and US tax pools as noted in the table below, which will be available to reduce future taxable income. Our cash income tax liability is dependent upon many factors, including the prices at which we sell our production, available income tax deductions and the legislative environment in place during the taxation year. Based upon the current forward commodity price outlook, projected production and cost levels, and currently enacted tax laws in Canada and the United States, Baytex does not expect to pay cash income taxes in Canada or in the United States in 2013.

The income tax pools detailed below are deductible at various rates as prescribed by law:

($ thousands)	December 31, 2012	December 31, 2011

Canadian Tax Pools

Canadian oil and natural gas property expenditures	$357,918	$264,503
Canadian development expenditures	387,451	328,006
Canadian exploration expenditures	1,065	4,253
Undepreciated capital costs	311,335	266,105
Non-capital losses	335,566	712,288
Financing costs and other	13,583	9,824

Total Canadian tax pools	$1,406,918	$1,584,979

US Tax Pools

Taxable depletion	$54,055	$92,871
Intangible drilling costs	15,452	87,039
Tangibles	13,836	21,835
Non-capital losses	–	90,828
Other	7,237	–

Total US tax pools	$90,580	$292,573

Net Income

Net income for the year ended December 31, 2012 was $258.6 million, as compared to $217.4 million for the same period in 2011. The increase in net income was primarily the result of a $172.5 million gain on disposition of U.S. properties and increase in gain on financial derivative contracts, offset by lower operating netbacks, charge on redemption of long-term debt, higher income tax expense and higher depletion and depreciation.

Other Comprehensive Income

Revenues and expenses of foreign operations are translated to Canadian dollars using average foreign currency exchange rates for the period. Monetary assets and liabilities that form part of the net investment in the foreign operation are translated at the period-end foreign currency exchange rate. Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in shareholders' equity and are recognized in net income when there has been a disposal or partial disposal of the foreign operation.

The $12.5 million balance of accumulated other comprehensive loss at December 31, 2012 is the sum of a $3.5 million foreign currency translation loss incurred as at December 31, 2011 and a $8.9 million foreign currency translation loss related to the year ended December 31, 2012.

FUNDS FROM OPERATIONS, PAYOUT RATIO AND DIVIDENDS

Funds from operations and payout ratio are non-GAAP measures. Funds from operations represents cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating

14    Baytex Energy Corp.    2012 Annual Report

items. Payout ratio is calculated as cash dividends (net of participation in the Dividend Reinvestment Plan ("DRIP")) divided by funds from operations. Baytex considers these to be key measures of performance as they demonstrate its ability to generate the cash flow necessary to fund dividends and capital investments.

The following table reconciles cash flow from operating activities (a GAAP measure) to funds from operations (a non-GAAP measure):

	Years Ended

($ thousands except for %)	December 31, 2012	December 31, 2011

Cash flow from operating activities	$577,305	$571,860
Change in non-cash working capital	(11,570)	10,889
Asset retirement expenditures	6,905	10,588
Financing costs	(47,191)	(44,611)
Accretion on asset retirement obligations	6,631	6,185
Accretion on debentures and long-term debt	645	572

Funds from operations	$532,725	$555,483

Cash dividends declared	$317,110	$281,047
Reinvested dividends	101,926	75,087

Cash dividends declared (net of DRIP)	$215,184	$205,960

Payout ratio	60%	51%
Payout ratio (net of DRIP)	40%	37%

Baytex does not deduct capital expenditures when calculating the payout ratio. Due to the depleting nature of petroleum and natural gas assets, certain levels of capital expenditures are required to minimize production declines. In the petroleum and natural gas industry, due to the nature of reserve reporting, natural production declines and the risks involved in capital investment, it is not possible to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities. Should the costs to explore for, develop or acquire petroleum and natural gas assets increase significantly, it is possible that Baytex would be required to reduce or eliminate its dividends in order to fund capital expenditures. There can be no certainty that Baytex will be able to maintain current production levels in future periods. Cash dividends declared, net of DRIP participation, of $215.2 million for the year ended December 31, 2012 were funded through funds from operations of $532.7 million.

LIQUIDITY AND CAPITAL RESOURCES

We regularly review our liquidity sources as well as our exposure to counterparties and have concluded that our capital resources are sufficient to meet our on-going short, medium and long-term commitments. Specifically, we believe that our internally generated funds from operations, augmented by our hedging program and existing credit facilities, will provide sufficient liquidity to sustain our operations in the short, medium and long-term. Further, we believe that our counterparties currently have the financial capacities to honor outstanding obligations to us in the normal course of business. We periodically review the financial capacity of our counterparties and, in certain circumstances, we will seek enhanced credit protection from a counterparty.

($ thousands except for %)	December 31, 2012	December 31, 2011

Bank loan	$116,394	$311,960
Long-term debt(1)	449,235	302,550
Working capital deficiency	34,197	36,071

Total monetary debt	$599,826	$650,581

(1)
Principal amount of instruments.

Baytex Energy Corp.    2012 Annual Report    15

At December 31, 2012, total monetary debt was $599.8 million, as compared to $650.6 million at December 31, 2011. Bank borrowings at December 31, 2012 were $116.4 million, as compared to total credit facilities of $700 million.

Our wholly-owned subsidiary, Baytex Energy Ltd. ("Baytex Energy"), has established a $40 million extendible operating loan facility with a chartered bank and a $660 million extendible syndicated loan facility with a syndicate of chartered banks, each of which constitute a revolving credit facility that is extendible annually for a 1, 2 or 3 year period (subject to a maximum three-year term at any time). On June 12, 2012, the maturity date of the credit facilities was extended by one year to June 14, 2015. The credit facilities contain standard commercial covenants for facilities of this nature. Baytex Energy is in compliance with all such covenants. The credit facilities do not require any mandatory principal payments prior to maturity. Advances (including letters of credit) under the credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank's prime lending rate, bankers' acceptance discount rates or London Interbank Offer Rates, plus applicable margins. The credit facilities are secured by a floating charge over all of Baytex Energy's assets and are guaranteed by us and certain of our material subsidiaries. The credit facilities do not include a term-out feature or a borrowing base restriction. In the event that Baytex Energy does not comply with the covenants under the credit facilities, our ability to pay dividends to shareholders may be restricted. A copy of the amended and restated credit agreement (and related amendments) which establishes the credit facilities is accessible on the SEDAR website at www.sedar.com (filed under the category "Material Document" on July 22, 2011, July 10, 2012, and January 14, 2013).

The weighted average interest rate on the bank loan for the year ended December 31, 2012 was 3.95% (3.69% for the year ended December 31, 2011).

On February 17, 2011, we issued US$150 million principal amount of Series B senior unsecured debentures bearing interest at 6.75% payable semi-annually with principal repayable on February 17, 2021. Net proceeds of this issue were used to repay a portion of the amount drawn in Canadian currency on Baytex Energy's credit facilities. These debentures are unsecured and are subordinate to Baytex Energy's credit facilities.

On July 19, 2012, we issued $300 million principal amount of Series C senior unsecured debentures bearing interest at 6.625% payable semi-annually with principal repayable on July 19, 2022. Net proceeds of this issue were used to repay a portion of the amount drawn in Canadian currency on Baytex Energy's credit facilities. These debentures are unsecured and are subordinate to Baytex Energy's credit facilities.

On August 26, 2012, we redeemed our 9.15% Series A senior unsecured debentures due August 26, 2016 ($150 million principal amount) at 104.575% of the principal amount. The payment of the redemption price was funded by drawing upon Baytex Energy's credit facilities.

Pursuant to various agreements with our lenders, we are restricted from paying dividends to shareholders where the dividend would or could have a material adverse effect on us or our subsidiaries' ability to fulfill our respective obligations under our senior unsecured debentures and Baytex Energy's credit facilities.

Baytex believes that funds from operations, together with the existing credit facilities, will be sufficient to finance current operations, dividends to the shareholders and planned capital expenditures for the ensuing year. The timing of most of the capital expenditures is discretionary and there are no material long-term capital expenditure commitments. The level of dividend is also discretionary, and the Company has the ability to modify dividend levels should funds from operations be negatively impacted by factors such as reductions in commodity prices or production volumes.

16    Baytex Energy Corp.    2012 Annual Report

Capital Expenditures

Capital expenditures are summarized as follows:

	Years Ended December 31

($ thousands)	2012	2011

Land	$10,022	$5,219
Seismic	2,410	1,042
Drilling and completion	287,475	245,093
Equipment	118,649	116,513
Other	69	(19)

Total exploration and development	$418,625	$367,848

Acquisitions – Corporate	–	120,006
Acquisitions – Properties	144,042	76,164
Proceeds from divestitures	(314,978)	(47,396)

Total acquisitions and divestitures	(170,936)	148,774

Total oil and natural gas expenditures	247,689	516,622

Other plant and equipment, net	6,338	1,252

Total capital expenditures	$254,027	$517,874

On May 22, 2012, Baytex Energy USA Ltd, an indirect, wholly-owned subsidiary of Baytex, disposed of its non-operated interests in North Dakota for cash proceeds $310.6 million. Net of capitalized costs of $116.5 million of oil and gas properties and $21.6 million of exploration and evaluation expenses, a pre-tax gain of $172.5 million was recognized in the states of income and comprehensive income.

Shareholders' Capital

Baytex is authorized to issue an unlimited number of common shares and 10,000,000 preferred shares. Baytex establishes the rights and terms of preferred shares upon issuance. As at March 1, 2013, the Company had 122,685,393 common shares and no preferred shares issued and outstanding.

Contractual Obligations

Baytex has a number of financial obligations that are incurred in the ordinary course of business. These obligations are of a recurring nature and impact the Company's funds from operations on an ongoing manner. A significant portion of these obligations will be funded with funds from operations. These obligations as of December 31, 2012, and the expected timing of funding of these obligations, are noted in the table below.

($ thousands)	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years

Trade and other payables	$181,558	$181,558	$–	$–	$–
Dividends payable to shareholders	26,811	26,811	–	–	–
Bank loan(1)	116,394	–	116,394	–	–
Long-term debt(2)	449,235	–	–	–	449,235
Operating leases	46,085	6,014	12,787	12,434	14,850
Processing agreements	67,629	1,162	10,183	10,944	45,340
Transportation agreements	66,830	1,645	13,417	16,835	34,933

Total	$954,542	$217,190	$152,781	$40,213	$544,358

(1)
The bank loan is a covenant-based revolving loan that is extendible annually for a one, two or three year period (subject to a maximum three-year term at any time). Unless extended, the revolving period will end on June 14, 2015 with all amounts to be re-paid on such date.
(2)
Principal amount of instruments.

Baytex Energy Corp.    2012 Annual Report    17

Baytex also has ongoing obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim them are undertaken regularly in accordance with applicable legislative requirements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Baytex is exposed to a number of financial risks, including market risk, liquidity risk and credit risk. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of foreign currency risk, interest rate risk and commodity price risk. Market risk is managed by Baytex through a series of derivative contracts intended to manage the volatility of its operating cash flow. Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default resulting in the Company incurring a loss. Baytex manages credit risk by entering into sales contracts with creditworthy entities and reviewing its exposure to individual entities on a regular basis.

A summary of the risk management contracts in place as at December 31, 2012 and the accounting treatment of the Company's financial instruments are disclosed in note 20 to the consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

A summary of Baytex's significant accounting policies can be found in notes 2 and 3 to the consolidated financial statements. The preparation of the consolidated financial statements in accordance with GAAP requires management to make judgments and estimates that affect the financial results of the Company. The financial and operating results of Baytex incorporate certain estimates including:

•
estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

•
estimated capital expenditures on projects that are in progress;

•
estimated depletion and depreciation that are based on estimates of petroleum and natural gas reserves that Baytex expects to recover in the future;

•
estimated fair values of financial derivative contracts that are subject to fluctuation depending upon the underlying commodity prices, interest rates and foreign exchange rates;

•
estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and

•
estimated future recoverable value of petroleum and natural gas properties and goodwill.

Baytex has hired individuals who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

CHANGES IN ACCOUNTING POLICIES

Current Accounting Pronouncements

Presentation of Financial Statements

In June 2011, the IASB amended IAS 1, "Presentation of Financial Statements" to require companies preparing financial statements in accordance with IFRS to group together items within other comprehensive income that may be reclassified to the net income section of the income statement. The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. The amendment to IAS 1 is effective for annual periods beginning on or after July 1, 2012.

18    Baytex Energy Corp.    2012 Annual Report

Future accounting pronouncements

Financial Instruments

The IASB published IFRS 9, "Financial Instruments" which replaces IAS 39 "Financial Instruments: Recognition and Measurement". The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classifications: at amortized cost or fair value.

IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted. The adoption of this standard may have an impact on the Company's accounting for financial assets and financial liabilities.

Consolidation, Joint Ventures and Disclosures

In May 2011, the IASB issued new standards, IFRS 10, "Consolidated Financial Statements", IFRS 11, "Joint Arrangements" and IFRS 12, "Disclosure of Interests in Other Entities". IAS 27, "Separate Financial Statements" and IAS 28, "Investments in Associates and Joint Ventures" were amended based on the issuance of IFRS 10, IFRS 11 and IFRS 12. Each of the new and revised standards is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The adoption of these standards may have an impact on the consolidated financial statements of the Company.

Consolidated Financial Statements

IFRS 10, "Consolidated Financial Statements" replaces the consolidation guidance in IAS 27, "Consolidated and Separate Financial Statements" by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee. Under IFRS 10, control is based on whether an investor has: 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns.

Joint Arrangements

IFRS 11, "Joint Arrangements" replaces IAS 31, "Interest in Joint Ventures". The new standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted.

Disclosure of Interests in Other Entities

IFRS 12, "Disclosure of Interests in Other Entities", requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13, "Fair Value Measurement" which replaces the guidance on fair value measurement in existing IFRS accounting literature with a single standard. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with early application permitted. The adoption of this standard may have an impact on the consolidated financial statements of the Company.

Baytex Energy Corp.    2012 Annual Report    19

SELECTED ANNUAL INFORMATION

($ thousands, except per common share amounts)	2012	2011

Petroleum and natural gas revenues	$1,215,606	$1,305,814
Net income	$258,631	$217,432
Per common share – basic	$2.16	$1.88
Per common share – diluted	$2.12	$1.83
Total assets	$2,538,077	$2,461,810
Total other long-term financial liabilities	$557,589	$609,691
Cash dividends or distributions declared per common share	$2.64	$2.42
Average wellhead prices, net of blending costs	$55.48	$61.26
Total production (boe/d)	53,986	50,132

FOURTH QUARTER OF 2012

For a discussion and analysis of our operating and financial results for the three months ended December 31, 2012, please see our Management's Discussion and Analysis for the three months and year ended December 31, 2012 dated March 6, 2013, which is incorporated by reference into this MD&A and is accessible on SEDAR at www.sedar.com.

2013 GUIDANCE

We have set a 2013 exploration and development capital budget of $520 million for exploration and development activities, which is designed to generate an average production rate of 56,000 to 58,000 boe/d.

Our 2013 capital program includes $430 million related to our conventional oil and gas operations with an additional $90 million of capital directed toward two thermal enhanced oil recovery projects, as we position Baytex for growth in 2014 and beyond. This budget continues our focus on oil weighted production growth while also providing funding for projects which will allow us to moderate our long term corporate decline rates, supporting our ability to continue to execute the growth and income business model. Based on the mid-point of the production guidance ranges for 2012 and 2013, our 2013 plan reflects production growth rates of 8% for oil and natural gas liquids volumes and 6% for oil equivalent volumes. Our 2013 production mix is forecast to be approximately 89% liquids (75% heavy oil and 14% light oil and natural gas liquids) and 11% natural gas, based on a 6:1 natural gas-to-oil equivalency.

2013 Capital Budget Highlights

Approximately one-half of our 2013 capital budget will be invested in our conventional heavy oil operations at Peace River and Lloydminster. Our 2013 capital budget includes the drilling of 37 horizontal multi-lateral wells in our Peace River region. Our multi-lateral drilling program at Peace River continues to be one of the highest rate of return projects in the oil and gas industry. In our Lloydminster region, we plan to drill 108 wells, approximately evenly split between vertical wells and horizontal wells. This area is characterized by stacked pay which has led to successful exploitation of multiple horizons.

We have allocated approximately 17% of our 2013 capital budget toward two thermal enhanced oil recovery projects. Once developed, thermal recovery projects provide a source of long life, low decline production, which will enhance our ability to continue our growth and income model over the long term. These two projects are expected to contribute to our growth profile in 2014 and beyond.

At Cliffdale in our Peace River region, our 2013 capital budget includes funding for the drilling and facility construction of a second module of commercial thermal development. The second thermal module is planned as a 15-well cyclic steam stimulation ("CSS") project with development expected to commence in the first quarter of

20    Baytex Energy Corp.    2012 Annual Report

2013. Based on our numerical reservoir modeling, we anticipate a peak annual rate of approximately 2,000 bbl/d, which we would expect to occur in approximately year four of the development.

At Cold Lake in our Lloydminster region, we will commence construction of our steam-assisted gravity drainage ("SAGD") pilot project. Expenditures will include lease and facility construction and the drilling of one SAGD well pair. Upon success of the pilot project, construction of a commercial 5,000 bbl/d SAGD project would commence in 2014 with initial production in 2016.

The balance of our capital program will be directed primarily towards light oil development, with the single largest project being the Bakken/Three Forks in North Dakota. Our 2013 development plan in North Dakota represents approximately 15% of our 2013 capital budget, and will include the drilling of approximately 22 gross (9.3 net) wells.

Our 2013 capital budget includes the drilling of approximately 228 net wells, of which 187 will target crude oil, three will target natural gas and 38 will be stratigraphic and service wells. Our 2013 stratigraphic and service well program will support multi-lateral drilling programs in future years, further delineate our lands at Cliffdale for thermal development and enhance our operating cost efficiency by expanding our water disposal capacity near our core producing assets.

ENVIRONMENTAL REGULATION AND RISK

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation, all of which is subject to governmental review and revision from time to time. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations, such as sulphur dioxide and nitrous oxide. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties. Further, environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs.

Climate Change Regulation

In December 2002, the Government of Canada ratified the Kyoto Protocol ("Kyoto Protocol"), which requires a reduction in greenhouse gas ("GHG") emissions by signatory countries between 2008 and 2012. The Kyoto Protocol officially came into force on February 16, 2005, although on December 12, 2011 Canada formally withdrew from the Kyoto Protocol. In December 2009, government leaders and representatives met in Copenhagen, Denmark and agreed to the Copenhagen Accord, which reinforces the commitment to reducing GHG emissions contained in the Kyoto Protocol and promises funding to help developing countries mitigate and adapt to climate change. Another meeting of government leaders and representatives in 2010 resulted in the Cancun Agreements wherein developed countries committed to additional measures to help developing countries deal with climate change. Neither the Copenhagen Accord nor the Cancun Agreements establish binding GHG emissions reduction targets. In response to the Copenhagen Accord, the Government of Canada indicated that it will seek to achieve a 17% reduction in GHG emissions from 2005 levels by 2020.

On April 26, 2007, the Government of Canada released "Turning the Corner: An Action Plan to Reduce Greenhouse Gases and Air Pollution" (the "Action Plan") which set forth a plan for regulations to address both GHG emissions and air pollution. An update to the Action Plan, "Turning the Corner: Regulatory Framework for Industrial Greenhouse Gas Emissions" was released on March 10, 2008 (the "Updated Action Plan"). The Updated Action Plan outlines emissions intensity-based targets which will be applied to regulated sectors on either a facility-specific, sector-wide or company-by-company basis. Facility-specific targets apply to the upstream oil and gas, oil sands, petroleum refining and natural gas pipelines sectors. Unless a minimum regulatory threshold applies, all facilities within a regulated sector will be subject to the emissions intensity targets. Although draft regulations for the implementation of the Updated Action Plan were intended to become binding on January 1, 2010, only draft

Baytex Energy Corp.    2012 Annual Report    21

regulations pertaining to carbon dioxide emissions from coal-fired generation of electricity have been proposed to date. Further, representatives of the Government of Canada have indicated that the proposals contained in the Updated Action Plan will be modified to ensure consistency with the direction ultimately taken by the United States with respect to GHG emissions regulation. In January 2012, representatives from the Government of Canada indicated that flexibility may be introduced into the proposed regulations which would allow for Provinces to set their own emissions targets, as long as they have rules in place that would achieve equivalent reductions. As a result of ensuring consistency with the United States and the possibility that emissions targets will be Province specific, it is unclear to what extent, if any, the proposals contained in the Updated Action Plan will be implemented.

In addition to federal commitments and legislation, Province specific legislation also imposes GHG emission standards and regulations which may impact Baytex and its operations and financial condition. The implementation of strategies for reducing GHG, whether to meet the goals of the Copenhagen Accord, the Cancun Agreements, federal or provincial regulations, or otherwise, could have a material impact on the nature of oil and natural gas operations, including those of Baytex. Given the evolving nature of the debate related to climate changes and the regulation of GHG, it is not possible to predict the impact of those requirements, or future requirements, on Baytex and its operations and financial condition.

Further information regarding environmental and climate change regulation is contained in our Annual Information Form for the year ended December 31, 2012 under the "Industry Conditions – Climate Change Regulation" section.

DISCLOSURE CONTROL AND PROCEDURES

As of December 31, 2012, an evaluation was conducted of the effectiveness of Baytex's "disclosure controls and procedures" (as defined in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act") and in Canada by National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109")) under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that Baytex's disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports that Baytex files or submits under the Exchange Act or under Canadian securities legislation is (i) recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and (ii) accumulated and communicated to the Company's management, including the President and Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding the required disclosure.

It should be noted that while the President and Chief Executive Officer and the Chief Financial Officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Baytex's disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for Baytex. "Internal control over financial reporting" (as defined in the United States by Rules 13a-15(f) and 15d-15(f) under the Exchange Act and in Canada by NI 52-109) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Baytex's financial statements for external reporting purposes in accordance with Canadian GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Additionally, projections of any evaluations of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with Baytex's policies and procedures. Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012 based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2012. The effectiveness of Baytex's

22    Baytex Energy Corp.    2012 Annual Report

internal control over financial reporting as of December 31, 2012 has been audited by Deloitte LLP, as reflected in their report for 2012.

No changes were made to our internal control over financial reporting during the year ended December 31, 2012.

FORWARD-LOOKING STATEMENTS

In the interest of providing our shareholders and potential investors with information regarding Baytex, including management's assessment of the Company's future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this document contains forward-looking statements relating to: crude oil and natural gas prices and the price differentials between light, medium and heavy oil prices; our business strategies, plans and objectives; our ability to fund our capital expenditures and dividends on our common shares from funds from operations; the sufficiency of our capital resources to meet our on-going short, medium and long-term commitments; the financial capacity of counterparties to honor outstanding obligations to us in the normal course of business; funding sources for our cash dividends and capital program; the timing of funding our financial obligations; and the existence, operation and strategy of our risk management program. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate. In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of funds from operations and capital expenditures and our prevailing financial circumstances at the time.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the receipt, in a timely manner, of regulatory and other required approvals; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes. The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and natural gas operations; changes in royalty rates and incentive programs relating to the oil and natural gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; failure to obtain the necessary regulatory and other approvals on the planned timelines and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2012, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Corp.    2012 Annual Report    23

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Baytex Energy Corp. is responsible for establishing and maintaining adequate internal control over financial reporting over the Company. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we have concluded that as of December 31, 2012, our internal control over financial reporting was effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2012 has been audited by Deloitte LLP, the Company's Independent Registered Chartered Accountants, who also audited the Company's Consolidated Financial Statements for the year ended December 31, 2012.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management, in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, has prepared the accompanying consolidated financial statements of Baytex Energy Corp. Financial and operating information presented throughout this Annual Report is consistent with that shown in the consolidated financial statements.

Management is responsible for the integrity of the financial information. Internal control systems are designed and maintained to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.

Deloitte LLP were appointed by the Company's shareholders to express an audit opinion on the consolidated financial statements. Their examination included such tests and procedures, as they considered necessary, to provide a reasonable assurance that the consolidated financial statements are presented fairly in accordance with IFRS.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee, with assistance from the Reserves Committee regarding the annual review of our petroleum and natural gas reserves. The Audit Committee meets regularly with management and the Independent Registered Chartered Accountants to ensure that management's responsibilities are properly discharged, to review the consolidated financial statements and recommend that the consolidated financial statements be presented to the Board of Directors for approval. The Audit Committee also considers the independence of Deloitte LLP and reviews their fees. The Independent Registered Chartered Accountants have access to the Audit Committee without the presence of management.

James L. Bowzer President and Chief Executive Officer Baytex Energy Corp.	W. Derek Aylesworth Chief Financial Officer Baytex Energy Corp.

March 7, 2013

24    Baytex Energy Corp.    2012 Annual Report

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Baytex Energy Corp.

We have audited the accompanying consolidated financial statements of Baytex Energy Corp. and subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2012 and 2011, and the consolidated statements of income and comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Baytex Energy Corp. and subsidiaries as at December 31, 2012 and 2011, and their financial performance and cash flows for the years then ended December 31, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

Independent Registered Chartered Accountants Calgary, Canada March 7, 2013

Baytex Energy Corp.    2012 Annual Report    25

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Baytex Energy Corp.

We have audited the internal control over financial reporting of Baytex Energy Corp. and subsidiaries (the "Company") as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended December 31, 2012 and our report dated March 7, 2013 expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Accountants Calgary, Canada March 7, 2013

26    Baytex Energy Corp.    2012 Annual Report

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at	December 31, 2012	December 31, 2011

(thousands of Canadian dollars)
ASSETS
Current assets
Cash	$1,837	$7,847
Trade and other receivables	170,972	206,951
Crude oil inventory	1,363	898
Financial derivatives (note 20)	20,167	10,879

	194,339	226,575
Non-current assets
Deferred income tax asset (note 16)	–	10,133
Financial derivatives (note 20)	–	180
Exploration and evaluation assets (note 6)	240,015	129,774
Oil and gas properties (note 7)	2,037,576	2,032,160
Other plant and equipment (note 8)	28,392	25,233
Goodwill (note 9)	37,755	37,755

	$2,538,077	$2,461,810

LIABILITIES
Current liabilities
Trade and other payables	$181,558	$225,831
Dividends payable to shareholders	26,811	25,936
Financial derivatives (note 20)	10,826	25,205

	219,195	276,972
Non-current liabilities
Bank loan (note 10)	116,394	311,960
Long-term debt (note 11)	441,195	297,731
Asset retirement obligations (note 12)	265,520	260,411
Deferred income tax liability (note 16)	189,160	93,217
Financial derivatives (note 20)	7,201	14,785

	1,238,665	1,255,076

SHAREHOLDERS' EQUITY
Shareholders' capital (note 13)	1,860,358	1,680,184
Contributed surplus	65,615	85,716
Accumulated other comprehensive loss	(12,462)	(3,546)
Deficit	(614,099)	(555,620)

	1,299,412	1,206,734

	$2,538,077	$2,461,810

Commitments and contingencies (note 23)

See accompanying notes to the consolidated financial statements.

On behalf of the Board

Naveen Dargan	Gregory K. Melchin
Director, Baytex Energy Corp.	Director, Baytex Energy Corp.

Baytex Energy Corp.    2012 Annual Report    27

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Years Ended December 31	2012	2011

(thousands of Canadian dollars, except per common share amounts)
Revenues, net of royalties (note 17)	$1,024,949	$1,096,642
Expenses
Production and operating	232,375	209,177
Transportation and blending	207,240	249,850
Exploration and evaluation (note 6)	12,202	13,865
Depletion and depreciation	297,797	248,468
General and administrative	44,646	39,335
Share-based compensation (note 14)	36,684	33,845
Financing costs (note 18)	47,191	44,611
(Gain) loss on financial derivatives (note 20)	(61,554)	18,030
Foreign exchange (gain) loss (note 19)	(4,739)	7,834
Gain on divestiture of oil and gas properties (note 7)	(172,545)	(37,946)
Charge on redemption of long-term debt (note 11)	9,261	–

	648,558	827,069

Net income before income taxes	376,391	269,573

Income tax expense (note 16)
Current income tax expense	10,162	–
Deferred income tax expense	107,598	52,141

	117,760	52,141

Net income attributable to shareholders	$258,631	$217,432

Other comprehensive income (loss)
Foreign currency translation adjustment	(8,916)	6,777

Comprehensive income	$249,715	$224,209

Net income per common share (note 15)
Basic	$2.16	$1.88
Diluted	$2.12	$1.83
Weighted average common shares (note 15)
Basic	119,959	115,960
Diluted	121,823	118,921

See accompanying notes to the consolidated financial statements.

28    Baytex Energy Corp.    2012 Annual Report

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Shareholders' capital	Contributed surplus(1)	Accumulated other comprehensive income (loss)	Deficit	Total equity

(thousands of Canadian dollars)
Balance at December 31, 2010	$1,484,335	$129,129	$(10,323)	$(492,005)	$1,111,136
Dividends to shareholders	–	–	–	(281,047)	(281,047)
Exercise of share rights	122,306	(77,258)	–	–	45,048
Share-based compensation	–	33,845	–	–	33,845
Issued pursuant to dividend reinvestment plan	73,543	–	–	–	73,543
Comprehensive income for the year	–	–	6,777	217,432	224,209

Balance at December 31, 2011	$1,680,184	$85,716	$(3,546)	$(555,620)	$1,206,734

Dividends to shareholders	–	–	–	(317,110)	(317,110)
Exercise of share rights	58,540	(36,667)	–	–	21,873
Vesting of share awards	20,118	(20,118)	–	–	–
Share-based compensation	–	36,684	–	–	36,684
Issued pursuant to dividend reinvestment plan	101,516	–	–	–	101,516
Comprehensive income (loss) for the year	–	–	(8,916)	258,631	249,715

Balance at December 31, 2012	$1,860,358	$65,615	$(12,462)	$(614,099)	$1,299,412

(1)
Contributed surplus is comprised of share-based compensation.

See accompanying notes to the consolidated financial statements.

Baytex Energy Corp.    2012 Annual Report    29

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31	2012	2011

(thousands of Canadian dollars)
CASH PROVIDED BY (USED IN):
Operating activities
Net income for the year	$258,631	$217,432
Adjustments for:
Share-based compensation (note 14)	36,684	33,845
Unrealized foreign exchange (gain) loss (note 19)	(1,533)	8,490
Exploration and evaluation	12,202	10,130
Depletion and depreciation	297,797	248,468
Unrealized (gain) loss on financial derivatives (note 20)	(32,808)	16,166
Gain on divestitures of oil and gas properties (note 7)	(172,545)	(37,946)
Current income tax expense on divestitures	10,162	–
Deferred income tax expense (note 16)	107,598	52,141
Charge on redemption of long-term debt (note 11)	9,261	–
Financing costs (note 18)	47,191	44,611
Change in non-cash working capital (note 19)	11,570	(10,889)
Asset retirement obligations settled (note 12)	(6,905)	(10,588)

	577,305	571,860

Financing activities
Payments of dividends	(214,720)	(204,308)
(Decrease) increase in bank loan	(195,566)	4,290
Proceeds from issuance of long-term debt (note 11)	293,690	145,810
Redemption of long-term debt (note 11)	(156,863)	–
Issuance of common shares (note 13)	21,873	45,048
Interest paid	(35,459)	(34,730)

	(287,045)	(43,890)

Investing activities
Additions to exploration and evaluation assets (note 6)	(13,406)	(9,104)
Additions to oil and gas properties (note 7)	(405,219)	(358,744)
Property acquisitions	(144,042)	(76,164)
Corporate acquisitions (note 5)	–	(120,006)
Proceeds from divestitures of oil and gas properties (note 7)	314,978	47,396
Current income tax expense on divestiture	(10,162)	–
Additions to other plant and equipment, net of disposals	(6,338)	(1,252)
Change in non-cash working capital (note 19)	(24,662)	(2,553)

	(288,851)	(520,427)
Impact of foreign currency translation on cash balances	(7,419)	304

Change in cash	(6,010)	7,847
Cash, beginning of year	7,847	–

Cash, end of year	$1,837	$7,847

See accompanying notes to the consolidated financial statements.

30    Baytex Energy Corp.    2012 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 AS AT DECEMBER 31, 2012 AND 2011 AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
(all tabular amounts in thousands of Canadian dollars, except per common share amounts)

1.     REPORTING ENTITY

Baytex Energy Corp. (the "Company" or "Baytex") is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company's common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company's head and principal office is located at 2800, 520 - 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.     BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). The significant accounting policies set out below were consistently applied to all periods presented.

The consolidated financial statements were approved and authorized by the Board of Directors on March 6, 2013.

The consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information is rounded to the nearest thousand, except per share amounts and when otherwise indicated.

3.     SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries from the respective dates of acquisition of the subsidiary companies. A portion of the Company's exploration, development and production activities are conducted jointly with others and involve jointly controlled assets. These jointly controlled assets are accounted for using the proportionate consolidation method whereby the consolidated financial statements reflect only the Company's proportionate interest.

Operating Segments Reporting

Baytex's operations are grouped into one operating segment for reporting consistent with the internal reporting provided to the chief operating decision-maker of the Company.

Measurement Uncertainty and Judgements

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenue and expenses during the reporting period. Actual results can differ from those estimates.

Amounts recorded for depletion of oil and gas properties are based on a unit of production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account the level of development required to produce the reserves. The Company's total proved plus probable reserves are estimated annually using independent reserve engineer reports and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate a 50 percent or greater statistical probability of being recovered. Due to the inherent uncertainties and the necessarily limited nature of reservoir data, estimates of reserves are inherently imprecise, require the application of judgement and are subject to change as additional information becomes available. The impact of future changes to estimates on the consolidated financial statements of subsequent periods could be material.

Baytex Energy Corp.    2012 Annual Report    31

Amounts recorded for depreciation are based on the estimated useful lives of depreciable assets; management reviews these estimates at each reporting date.

The Company's capital assets are aggregated into cash-generating units based on their ability to generate largely independent cash flows and are used for impairment testing. The definition of the Company's cash-generating units is subject to management's judgement.

Impairment of assets and groups of assets are calculated based on the higher of value-in-use calculations and fair value less costs to sell. These calculations require the use of estimates and assumptions on highly uncertain matters such as future commodity prices, effects of inflation and technology improvements on operating expenses, production profiles and the outlook of market supply-and-demand conditions for oil and natural gas products. Any changes to these estimates and assumptions could impact the carrying value of assets. The Company assesses internal and external indicators of impairment in determining whether the carrying values of the assets may not be recoverable.

Fair values of financial instruments, where active market quotes are not available, are estimated using the Company's assessment of available market inputs and are described in note 20. These estimates may vary from the actual prices that will be achieved upon settlement of the financial instruments.

Fair values of share-based compensation are measured at the later of grant date or December 31, 2010, taking into consideration management's best estimate of the number of shares that will vest. Fair values of unit-based compensation were re-measured at each reporting date until the December 31, 2010 corporate conversion using a binomial-lattice pricing model, taking into consideration management's best estimate of the expected volatility, expected life of the option and estimated number of units that will vest.

The amounts recorded for asset retirement obligations are estimated based on the Company's net ownership interest in all wells and facilities, estimated costs to abandon and reclaim the wells and the facilities, the estimated time period during which these costs will be incurred in the future and the discount and inflation rates. Any changes to these estimates could change the amount recorded for asset retirement obligations and may materially impact the consolidated financial statements of future periods.

The Company is engaged in litigation and claims arising in the normal course of operations where the actual outcome may vary from the amount recognized in the consolidated financial statements. None of these claims could reasonably be expected to materially affect the Company's financial position or reported results of operations.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As such, income taxes are subject to measurement uncertainty.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting. The cost of an acquisition is measured as cash paid and the fair value of other assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. The acquired identifiable assets and liabilities assumed, including contingent liabilities, are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair value of the net identifiable assets acquired is recognized as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired is credited to net income in the statements of income and comprehensive income in the period of acquisition. Associated transaction costs are expensed when incurred.

Crude Oil Inventory

Crude oil inventory, consisting of production in transit in pipelines at the reporting date, is valued at the lower of cost, using the weighted average cost method, or net realizable value. Costs include direct and indirect expenditures incurred in bringing the crude oil to its existing condition and location.

32    Baytex Energy Corp.    2012 Annual Report

Exploration and Evaluation Assets, Oil and Gas Properties and Other Plant and Equipment

a)     Pre-license Costs

  Pre-license costs are costs incurred before the legal rights to explore a specific area have been obtained. These costs are expensed in the period in which they are incurred.

b)     Exploration and Evaluation ("E&E") Costs

  Once the legal right to explore has been acquired, costs directly associated with an exploration well are capitalized as an intangible asset until the drilling of the well program/project is complete and the results have been evaluated. Such E&E costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing. E&E costs are not depleted and are carried forward until technical feasibility and commercial viability of extracting a mineral resource is considered to be determined. The technical feasibility and commercial viability of extracting a mineral resource is considered to be determined when proved and/or probable reserves are determined to exist. All such carried costs are subject to technical, commercial and management review quarterly to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the impairment costs are charged to exploration and evaluation expense. Upon determination of proven and/or probable reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified to oil and gas properties.

c)     Borrowing Costs and Other Capitalized Costs

  Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. A qualifying asset is an asset that requires a period of one year or greater to get ready for its intended use or sale. Baytex currently has had no qualifying assets that would allow for borrowing costs to be capitalized to the asset. All such borrowing costs are expensed as incurred.

d)     Depletion and Depreciation

  The net carrying value of oil and gas properties is depleted using the unit of production method using estimated proved and probable petroleum and natural gas reserves, by reference to the ratio of production in the year to the related proved and probable reserves at forecast prices, taking into account estimated future development costs necessary to bring those reserves into production. For purposes of this calculation, petroleum and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of natural gas equates to one barrel of oil. Future development costs are estimated as the costs of development required to produce the reserves. These estimates are prepared by independent reserve engineers at least annually.

  The depreciation methods and estimated useful lives for other assets for other plant and equipment are as follows:

Classification	Method	Rate or period

Motor Vehicles	Diminishing balance	15%
Office Equipment	Diminishing balance	20%
Computer Hardware	Diminishing balance	30%
Furniture and Fixtures	Diminishing balance	10%
Leasehold Improvements	Straight-line over life of the lease	Various
Other Assets	Diminishing balance	Various

  The expected lives of other plant and equipment are reviewed on an annual basis and, if necessary, changes in expected useful lives are accounted for prospectively.

Impairment of Non-financial Assets

Goodwill is assessed for impairment at least annually at year end or more frequently if events or changes in circumstances indicate that the asset may be impaired. E&E assets are assessed for impairment when they are

Baytex Energy Corp.    2012 Annual Report    33

reclassified to oil and gas properties and also if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. The Company assesses other assets or groups of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets (the "cash-generating unit" or "CGU"). Goodwill acquired is allocated to CGUs expected to benefit from synergies of the related business combination.

If any such indication of impairment exists or when annual impairment testing for a CGU is required, the Company makes an estimate of its recoverable amount. A CGU's recoverable amount is the higher of its fair value less costs to sell and its value-in-use. In assessing value-in-use, the estimated future cash flows are adjusted for the risks specific to the CGU and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money. Where the carrying amount of a CGU exceeds its recoverable amount, the CGU is considered impaired and is written down to its recoverable amount. The impairment amount reduces first the carrying amount of any goodwill allocated to the CGU. Any remaining impairment is allocated to the individual assets in the CGU on a pro rata basis. Impairment is charged to net income in the period in which it occurs.

For all assets (other than goodwill), an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depletion and depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in net income. After such a reversal, the depletion or depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. Impairment losses recognized in relation to goodwill are not reversed for subsequent increases in its recoverable amount.

Asset Retirement Obligations

The Company recognizes a liability at the discounted value for the future asset retirement costs associated with its oil and gas properties using the risk free interest rate. The present value of the liability is capitalized as part of the cost of the related asset and depleted to expense over its useful life. The discount in the liability unwinds until the date of expected settlement of the retirement obligations and is recognized as a finance cost in the statements of income and comprehensive income. The liability will be revised for the effect of any changes to timing related to cash flow or undiscounted abandonment costs. Actual expenditures incurred for the purpose of site reclamation are charged to the asset retirement obligations to the extent that the liability exists on the statements of financial position.

Foreign Currency Translation

Transactions completed in foreign currencies are reflected in Canadian dollars at the foreign currency exchange rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are reflected in the statements of financial position at the Canadian equivalent at the foreign currency exchange rates prevailing at the reporting date. Foreign exchange gains and losses are included in net income.

Revenues and expenses of foreign operations are translated into Canadian dollars using average foreign currency exchange rates for the period. Monetary assets and liabilities that form part of the net investment in the foreign operation are translated at the period-end foreign currency exchange rate. Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in shareholders' equity and are recognized in net income when there has been a disposal or partial disposal of the foreign operation.

34    Baytex Energy Corp.    2012 Annual Report

Revenue Recognition

Revenue associated with sales of petroleum and natural gas is recognized when title passes to the purchaser at the delivery point. Revenue is measured net of discounts, customs duties and royalties. Items such as royalties from crown, freehold, gross overriding and Saskatchewan surcharge are netted against revenue. These items are netted to reflect the deduction for other parties' proportionate share of the revenue.

Revenue from the production of oil in which the Company has an interest with other producers is recognized based on the Company's working interest and the terms of the relevant joint venture agreements.

Financial Instruments

Financial instruments are measured at fair value on initial recognition of the instrument and are classified into one of the following five categories: fair value through profit or loss ("FVTPL"), loans and receivables, held-to-maturity investments, available-for-sale financial assets or other financial liabilities.

Subsequent measurement of financial instruments is based on their initial classification. FVTPL financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial assets are measured at fair value with changes in fair value recorded in other comprehensive income (loss) until the instrument is derecognized or impaired. The remaining categories of financial instruments are recognized at amortized cost using the effective interest method.

All risk management contracts are recorded in the statements of financial position at fair value unless they were entered into and continue to be held in accordance with the Company's expected purchase, sale and usage requirements. All changes in their fair value are recorded in net income. The Company has elected not to use cash flow hedge accounting on its risk management contracts with financial counterparties resulting in all changes in fair value being recorded in net income.

Cash is classified as FVTPL. Trade and other receivables are classified as loans and receivables, which are measured at amortized cost. Trade and other payables and the bank loan are classified as other financial liabilities, which are measured at amortized cost.

An embedded derivative is a component of a contract that modifies the cash flows of the contract. These hybrid contracts are considered to consist of a host contract plus an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative unless the economic characteristics and risks of the embedded derivative are closely related to the host contract. The Company has no material embedded derivatives.

The transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability classified at FVTPL are expensed immediately. For a financial asset or financial liability carried at amortized cost, transaction costs directly attributable to acquiring or issuing the asset or liability are added to or deducted from the fair value on initial recognition and amortized through net income over the term of the financial instrument.

The Company formally documents its risk management objectives and strategies to manage exposures to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The risk management policy permits the use of certain derivative financial instruments, including swaps and collars, to manage these fluctuations. All transactions of this nature entered into by the Company are related to underlying financial instruments or future petroleum and natural gas production. The Company does not use financial derivatives for trading or speculative purposes. These instruments are classified as FVTPL. The Company has not designated its financial derivative contracts as effective accounting hedges, and thus not applied hedge accounting. As a result, for all derivative instruments, the Company applies the fair value method of accounting by recording an asset or liability on the statements of financial position and recognizing changes in the fair value of the instrument in the statements of income and comprehensive income for the current period. The fair values of these instruments are based on quoted market prices or, in their absence, third-party market indications and forecasts. Attributable transaction costs are recognized in net income when incurred.

Baytex Energy Corp.    2012 Annual Report    35

The Company has accounted for its physical delivery sales contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements as executory contracts. As such, these contracts are not considered to be derivative financial instruments and have not been recorded at fair value on the statements of financial position. Settlements on these physical delivery sales contracts are recognized in revenue in the period of settlement.

Income Taxes

Current and deferred income taxes are recognized in net income, except when they relate to items that are recognized directly in equity, in which case the current and deferred taxes are also recognized directly in equity. When current income tax or deferred income tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Current income taxes for the current and prior periods are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period.

The Company follows the balance sheet liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of taxable income. Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are recognized for all temporary differences deductible to the extent future recovery is probable. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered. Deferred income taxes are calculated using enacted or substantively enacted tax rates. Deferred income tax balances are adjusted for any changes in the enacted or substantively enacted tax rates and the adjustment is recognized in the period that the rate change occurs.

Share-based Compensation Plans

As a result of the conversion of the legal structure of Baytex Energy Trust (the "Trust") from an income trust to a corporation at year-end 2010, all outstanding rights to acquire trust units of the Trust granted under the Trust Unit Rights Incentive Plan (the "Unit Rights Plan") were exchanged for equivalent rights to acquire common shares of Baytex ("share rights"), which are governed by the terms of the Common Share Rights Incentive Plan (the "Share Rights Plan"). Under the Unit Rights Plan, the obligation associated with the units was considered a liability and the fair value of the liability was re-measured at each reporting date and settlement date and any changes in fair value were recognized in net income for the period. The conversion of the outstanding unit rights to share rights in connection with the conversion to a corporation effectively changed the related classification from a liability plan to an equity-settled plan. As such, the expense is determined based on the fair value of the reclassified equity awards at the date of the modification using a binomial-lattice pricing model over the remaining vesting periods.

Expenses related to the Share Award Incentive Plan are determined based on the grant date fair value of the awards expected to vest over the vesting period.

Baytex's Share Rights Plan and Share Award Incentive Plan are further described in note 14.

4.     CHANGES IN ACCOUNTING POLICIES

Current Accounting Pronouncements

Presentation of Financial Statements

In June 2011, the IASB amended IAS 1, "Presentation of Financial Statements" to require companies preparing financial statements in accordance with IFRS to group together items within other comprehensive income that may be reclassified to the net income section of the income statement. The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single

36    Baytex Energy Corp.    2012 Annual Report

statement or two consecutive statements. The amendment to IAS 1 is effective for annual periods beginning on or after July 1, 2012.

Future Accounting Pronouncements

Financial Instruments

The IASB published IFRS 9, "Financial Instruments" which replaces IAS 39 "Financial Instruments: Recognition and Measurement". The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classifications: amortized cost or fair value.

IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted. The adoption of this standard may have an impact on the Company's accounting for financial assets and financial liabilities.

Consolidation, Joint Ventures and Disclosures

In May 2011, the IASB issued new standards, IFRS 10, "Consolidated Financial Statements", IFRS 11, "Joint Arrangements" and IFRS 12, "Disclosure of Interests in Other Entities". IAS 27, "Separate Financial Statements" and IAS 28, "Investments in Associates and Joint Ventures" were amended based on the issuance of IFRS 10, IFRS 11 and IFRS 12. Each of the new and revised standards is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The adoption of these standards may have an impact on the consolidated financial statements of the Company.

Consolidated Financial Statements

IFRS 10, "Consolidated Financial Statements" replaces the consolidation guidance in IAS 27, "Consolidated and Separate Financial Statements" by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee. Under IFRS 10, control is based on whether an investor has: 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the economic returns.

Joint Arrangements

IFRS 11, "Joint Arrangements" replaces IAS 31, "Interest in Joint Ventures". The new standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted.

Disclosure of Interests in Other Entities

IFRS 12, "Disclosure of Interests in Other Entities", requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13, "Fair Value Measurement" which replaces the guidance on fair value measurement in existing IFRS accounting literature with a single standard. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with early application permitted. The adoption of this standard may have an impact on the consolidated financial statements of the Company.

Baytex Energy Corp.    2012 Annual Report    37

5.     BUSINESS COMBINATIONS

2011 Corporate Acquisition

On February 3, 2011, Baytex acquired all the issued and outstanding shares of a private company, which was a junior heavy oil producer with operational focus in the Peace River area of northern Alberta and the Lloydminster area of western Saskatchewan, for total consideration of $120.9 million (net of cash acquired). This acquisition provided additional development opportunities in the Peace River area where Baytex already possesses significant leasehold and operating infrastructure. The acquisition has been accounted for as a business combination with the fair value of the assets acquired and liabilities assumed at the date of acquisition summarized below:

Consideration for the acquisition:
Cash paid for exploration and evaluation assets and oil and gas properties	$120,006
Cash paid for working capital (net of cash acquired)	869

Total consideration	$120,875

Recognized amounts of identifiable assets acquired and liabilities assumed:
Trade and other receivables	$1,664
Exploration and evaluation assets	14,944
Oil and gas properties	131,635
Trade and other payables	(795)
Asset retirement obligations	(2,031)
Deferred income tax liability	(24,542)

Total net assets acquired	$120,875

Acquisition-related costs totaling $0.3 million have been excluded from the consideration transferred and have been recognized as an expense in the year ended December 31, 2011, within the General and administrative line item in the consolidated statements of income and comprehensive income. The fair value of the acquired trade and other receivables approximates the carrying value due to their short term nature.

From the period of February 3, 2011 to December 31, 2011, the acquired properties contributed revenues, net of royalties, of $38.3 million and revenues, net of royalties and production and operating expenses ("operating income") of $25.5 million to Baytex's operations. If the acquisition had occurred on January 1, 2011, management estimates its pro forma revenues, net of royalties, and operating income would have been approximately $41.4 million and $27.9 million, respectively, for the year ended December 31, 2011. It is impracticable to derive all amounts necessary to determine contributed net income from the acquired properties as operations were immediately merged with Baytex's operations to realize synergies.

2011 Property Acquisition

On February 3, 2011, Baytex acquired heavy oil properties in the Peace River area of northern Alberta and the Lloydminster area of western Saskatchewan for total consideration of $38.4 million. This acquisition provides additional development opportunities in the Peace River area where Baytex already possesses significant leasehold and operating infrastructure. The acquisition has been accounted for as a business combination with the fair value of the assets acquired and liabilities assumed at the date of acquisition summarized below:

Consideration for the acquisition:
Cash paid	$38,439

Total consideration	$38,439

Recognized amounts of identifiable assets acquired and liabilities assumed:
Exploration and evaluation assets	$1,700
Oil and gas properties	37,247
Asset retirement obligations	(508)

Total net assets acquired	$38,439

38    Baytex Energy Corp.    2012 Annual Report

Acquisition-related costs totaling $0.1 million have been excluded from the consideration transferred and have been recognized as an expense in the year ended December 31, 2011, within the General and administrative line item in the consolidated statements of income and comprehensive income.

From the period of February 3, 2011 to December 31, 2011, the acquired properties contributed revenues, net of royalties, of $9.6 million and operating income of $6.4 million to Baytex's operations. If the acquisition had occurred on January 1, 2011, management estimates its pro forma revenues, net of royalties and operating income would have been approximately $10.4 million and $7.0 million, respectively, for the year ended December 31, 2011. It is impracticable to derive all amounts necessary to determine contributed net income from the acquired properties as operations were immediately merged with Baytex's operations to realize synergies.

6.     EXPLORATION AND EVALUATION ASSETS

Cost

As at December 31, 2010	$113,082
Capital expenditures	9,104
Corporate acquisition	14,944
Property acquisitions	18,013
Exploration and evaluation expense	(10,130)
Transfer to oil and gas properties	(14,398)
Divestitures	(2,058)
Foreign currency translation	1,217

As at December 31, 2011	$129,774

Capital expenditures	13,406
Property acquisitions	135,772
Exploration and evaluation expense	(12,202)
Transfer to oil and gas properties	(3,902)
Divestitures	(22,074)
Foreign currency translation	(759)

As at December 31, 2012	$240,015

Baytex Energy Corp.    2012 Annual Report    39

7.     OIL AND GAS PROPERTIES

Cost

As at December 31, 2010	$1,819,351
Capital expenditures	364,578
Corporate acquisition	131,635
Property acquisitions	61,137
Transferred from exploration and evaluation assets	14,398
Change in asset retirement obligations	84,879
Divestitures	(10,233)
Foreign currency translation	5,674

As at December 31, 2011	$2,471,419

Capital expenditures	405,219
Property acquisitions	8,270
Transferred from exploration and evaluation assets	3,902
Change in asset retirement obligations	5,429
Divestitures	(133,447)
Foreign currency translation	(2,483)

As at December 31, 2012	$2,758,309

Accumulated depletion

As at December 31, 2010	$194,722
Depletion for the period	244,893
Divestitures	(667)
Foreign currency translation	311

As at December 31, 2011	$439,259

Depletion for the period	294,623
Divestitures	(13,089)
Foreign currency translation	(60)

As at December 31, 2012	$720,733

Carrying value

As at December 31, 2011	$2,032,160

As at December 31, 2012	$2,037,576

On May 22, 2012, Baytex Energy USA Ltd., an indirect, wholly-owned subsidiary of Baytex, disposed of its non-operated interests in North Dakota, which consisted of $116.5 million of oil and gas properties and $21.6 million of exploration and evaluation assets, for cash proceeds of $310.6 million. Gains totaling $172.5 million were recognized in the statements of income and comprehensive income.

For the year ended December 31, 2011, Baytex disposed of assets in Kaybob and Dodsland areas, which consisted of $9.0 million of oil and gas properties and $2.1 million of exploration and evaluation assets, for net cash proceeds of $47.4 million. Gains totaling $36.3 million were recognized in the statements of income and comprehensive income.

Subsequent to December 31, 2012, Baytex disposed of assets in the Kerrobert area for total proceeds of $43 million.

40    Baytex Energy Corp.    2012 Annual Report

The carrying value of petroleum and natural gas properties are subject to impairment tests, which were calculated at December 31, 2012 using the following benchmark reference prices for the years 2013 to 2017 adjusted for commodity differentials specific to the Company:

	2013	2014	2015	2016	2017

WTI crude oil (US$/bbl)	89.63	89.93	88.29	95.52	96.96
AECO natural gas ($/MMBtu)	3.31	3.72	3.91	4.70	5.32
Exchange rate (CAD/USD)	0.999	0.999	0.999	0.999	0.999

Oil and natural gas prices reflect the NYMEX futures market as at year-end 2012. This data is combined with assumptions relating to long-term prices, inflation rates and exchange rates together with estimates of transportation costs and pricing of competing fuels to forecast long-term energy prices, consistent with external sources of information. The prices and costs subsequent to 2017 have been adjusted for inflation at an annual rate of 1.5 percent. Based on the impairment test calculations, the Company's estimated discounted future net cash flows at 10% associated with proved and probable reserves exceeded the net book value of the oil and gas properties.

8.     OTHER PLANT AND EQUIPMENT

Cost

As at December 31, 2010	$57,524
Capital expenditures	1,252
Foreign currency translation	25

As at December 31, 2011	$58,801

Capital expenditures	6,338
Foreign currency translation	(24)

As at December 31, 2012	$65,115

Accumulated depletion

As at December 31, 2010	$29,974
Depreciation	3,575
Foreign currency translation	19

As at December 31, 2011	$33,568

Depreciation	3,174
Foreign currency translation	(19)

As at December 31, 2012	$36,723

Carrying value

As at December 31, 2011	$25,233

As at December 31, 2012	$28,392

Field inventory held is valued at the lower of cost, using the weighted average cost method, or net realizable value and is not depreciated.

Baytex Energy Corp.    2012 Annual Report    41

9.     GOODWILL

As at	December 31, 2012	December 31, 2011

Cost	$37,755	$37,755
Impairment	–	–

Carrying value	$37,755	$37,755

The carrying value, calculated based on the higher of value-in-use and fair value less cost to sell, of the CGU was determined to be lower than its recoverable amount and no impairment loss was recognized.

The Company estimates value-in-use by using a discounted cash flow model using a pre-tax discount rate. The reserve reports generated by an independent external party and approved by senior management on an annual basis is the source for information for the determination of the value-in-use value assigned. The reserve reports are based on an estimated remaining reserve life of 50 years. The forecasted cash flows include reserves where there is at least a 50% probability that the estimated proved plus probable reserves will be recovered. Value-in-use, related to this goodwill impairment test, was determined by discounting the future cash flows generated from the CGU using key assumptions listed in note 7 "Oil and Gas Properties".

10.  BANK LOAN

As at	December 31, 2012	December 31, 2011

Bank loan	$116,394	$311,960

Baytex Energy has established a $40.0 million extendible operating loan facility with a chartered bank and a $660.0 million extendible syndicated loan facility with a syndicate of chartered banks, each of which constitute a revolving credit facility that is extendible annually for a 1, 2 or 3 year period (subject to a maximum three-year term at any time). On June 12, 2012, the maturity date of the credit facilities was extended by one year to June 14, 2015. The credit facilities contain standard commercial covenants for facilities of this nature and do not require any mandatory principal payments prior to maturity. Advances (including letters of credit) under the credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank's prime lending rate, bankers' acceptance discount rates or London Interbank Offer Rates, plus applicable margins. The credit facilities are secured by a floating charge over all of Baytex Energy's assets and are guaranteed by Baytex and certain of its material subsidiaries. The credit facilities do not include a term-out feature or a borrowing base restriction. In the event that Baytex Energy does not comply with the covenants under the credit facilities, Baytex's ability to pay dividends to its shareholders may be restricted.

Financing costs for the year ended December 31, 2012 include facility amendment fees of $0.8 million ($2.3 million for the year ended December 31, 2011). The weighted average interest rate on the bank loan for year ended December 31, 2012 was 3.95% (3.69% for the year ended December 31, 2011).

11.  LONG-TERM DEBT

As at	December 31, 2012	December 31, 2011

9.15% Series A senior unsecured debentures (Cdn$150,000 – principal)	$–	$147,328
6.75% Series B senior unsecured debentures (US$150,000 – principal)	147,305	150,403
6.625% Series C senior unsecured debentures (Cdn$300,000 – principal)	293,890	–

	$441,195	$297,731

42    Baytex Energy Corp.    2012 Annual Report

On February 17, 2011, Baytex issued US$150.0 million principal amount of Series B senior unsecured debentures bearing interest at 6.75% payable semi-annually with principal repayable on February 17, 2021. These debentures are subordinate to Baytex Energy's bank credit facilities. After February 17 of each of the following years, these debentures are redeemable at the Company's option, in whole or in part, with not less than 30 nor more than 60 days' notice at the following redemption prices (expressed as a percentage of the principal amount of the debentures): 2016 at 103.375%, 2017 at 102.25%, 2018 at 101.525% and 2019 at 100%. These debentures are carried at amortized cost, net of a $2.2 million transaction cost. These debentures accrete up to the principal balance at maturity using the effective interest rate of 7.0%.

On July 19, 2012, Baytex issued $300.0 million principal amount of Series C senior unsecured debentures bearing interest at 6.625% payable semi-annually with principal repayable on July 19, 2022. These debentures are subordinate to Baytex Energy's bank credit facilities. After July 19 of each of the following years, these debentures are redeemable at the Company's option, in whole or in part, with not less than 30 nor more than 60 days' notice at the following redemption prices (expressed as a percentage of the principal amount of the debentures): 2017 at 103.313%, 2018 at 102.208%, 2019 at 101.104%, and 2020 at 100%. These debentures are carried at amortized cost, net of a $6.3 million transaction cost. These debentures accrete up to the principal balance at maturity using the effective interest rate of 6.9%.

On August 26, 2012, Baytex redeemed its 9.15% Series A senior unsecured debentures ($150 million principal amount) for 104.575% of the principal amount. A charge on redemption of $9.3 million has been recorded for the year ended December 31, 2012, consisting of $6.9 million premium paid to redeem the debentures and $2.4 million of unaccreted debt issue costs.

Accretion expense on debentures of $0.6 million has been recorded in Financing costs on long-term debt for the year ended December 31, 2012 (year ended December 31, 2011 – $0.6 million).

12.  ASSET RETIREMENT OBLIGATIONS

As at	December 31, 2012	December 31, 2011

Balance, beginning of period	$260,411	$169,611
Liabilities incurred	7,092	5,834
Liabilities settled	(6,905)	(10,588)
Liabilities acquired	1,037	5,003
Liabilities divested	(2,372)	(556)
Accretion	6,631	6,185
Change in estimate(1)	(328)	84,879
Foreign currency translation	(46)	43

Balance, end of period	$265,520	$260,411

(1)
Changes in the status of wells, changes in discount rates and changes in the estimated costs of abandonment and reclamation are factors resulting in a change in estimate.

The Company's asset retirement obligations are based on its net ownership in wells and facilities. Management estimates the costs to abandon and reclaim the wells and the facilities using existing technology and the estimated time period during which these costs will be incurred in the future. These costs are expected to be incurred over the next 52 years. The undiscounted amount of estimated cash flow required to settle the asset retirement obligations using an estimated annual inflation rate of 2.0% at December 31, 2012 is $318.7 million (December 31, 2011 – $315.9 million). The amount of estimated cash flow required to settle the asset retirement obligations using an estimated annual inflation rate of 2.0% and discounted at a risk free rate of 2.5% at December 31, 2012 (December 31, 2011 – 2.5%) is $265.5 million (December 31, 2011 – $260.4 million).

Baytex Energy Corp.    2012 Annual Report    43

13.  SHAREHOLDERS' CAPITAL

Shareholders' Capital

The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at December 31, 2012, no preferred shares have been issued by the Company and all common shares issued were fully paid.

	Number of Common Shares (000s)	Amount

Balance, December 31, 2010	113,712	$1,484,335
Issued on exercise of share rights	2,665	45,048
Transfer from contributed surplus on exercise of share rights	–	77,258
Issued pursuant to dividend reinvestment plan	1,516	73,543

Balance, December 31, 2011	117,893	$1,680,184

Issued on exercise of share rights	1,366	21,873
Transfer from contributed surplus on exercise of share rights	–	36,667
Transfer from contributed surplus on vesting and conversion of share awards	403	20,118
Issued pursuant to dividend reinvestment plan	2,206	101,516

Balance, December 31, 2012	121,868	$1,860,358

Baytex has a Dividend Reinvestment Plan (the "DRIP") that allows eligible holders in Canada and the United States to reinvest their monthly cash dividends to acquire additional common shares. At the discretion of Baytex, common shares will either be issued from treasury or acquired in the open market at prevailing market prices. Pursuant to the terms of the DRIP, common shares are issued from treasury at a three percent discount to the arithmetic average of the daily volume weighted average trading prices of the common shares on the Toronto Stock Exchange (in respect of participants resident in Canada or any jurisdiction other than the United States) or the New York Stock Exchange (in respect of participants resident in the United States) for the period commencing on the second business day after the dividend record date and ending on the second business day immediately prior to the dividend payment date. Prior to the dividend declared on December 15, 2011, the discount was five percent. Baytex reserves the right at any time to change or eliminate the discount on common shares acquired through the DRIP from treasury.

The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meetings of the holders of common shares. All common shares rank among themselves equally and with regard to the Company's net assets in the event of termination or winding-up of the Company.

Monthly dividends of $0.22 per common share were declared by the Company during the year ended December 31, 2012 for total dividends declared of $317.1 million.

Subsequent to December 31, 2012, the Company announced that a monthly dividend in respect of January and February 2013 operations of $0.22 per common share ($26.9 million and $27.0 million) will be payable on February 15, 2013 and March 15, 2013 to shareholders of record on January 31, 2013 and February 28, 2013, respectively.

44    Baytex Energy Corp.    2012 Annual Report

14.  EQUITY BASED PLANS

Share Award Incentive Plan

The Company has a full-value award plan (the "Share Award Incentive Plan") pursuant to which restricted awards and performance awards (collectively, "share awards") may be granted to the directors, officers and employees of the Company and its subsidiaries. The maximum number of common shares issuable under the Share Award Incentive Plan (and any other long-term incentive plan of the Company, including the Share Rights Plan) shall not at any time exceed 10% of the then issued and outstanding common shares. Effective March 6, 2013, the Share Award Incentive Plan was amended to reduce the 10% limit to 3.3%.

Each restricted award entitles the holder to be issued the number of common shares designated in the restricted award (plus dividend equivalents as described below) with such common shares to be issued as to one-third on each of the first, second and third anniversary dates of the date of grant. Each performance award entitles the holder to be issued as to one-third on each of the first, second and third anniversary dates of the date of grant the number of common shares designated in the performance award (plus dividend equivalents as described below) multiplied by a payout multiplier. The payout multiplier is dependent on the performance of the Company relative to pre-defined corporate performance measures for a particular period. In the case of both restricted and performance awards, the number of common shares to be issued on the applicable issue date is adjusted to account for the payment of dividends from the grant date to the applicable issue date.

The Company recorded compensation expense related to the share awards of $33.8 million for the year ended December 31, 2012 (year ended December 31, 2011 – $18.2 million).

The fair value of share awards is determined at the date of grant using the closing price of the common shares and, for performance awards, an estimated payout multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate, which has been estimated at 4.6% of outstanding share awards. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. The estimated weighted average fair value for share awards at the measurement date is $50.22 per restricted award and performance award granted during the year ended December 31, 2012 (year ended December 31, 2011 – $50.31 per restricted award and performance award).

The number of share awards outstanding is detailed below:

	Number of restricted awards (000s)	Number of performance awards (000s)	Number of share awards (000s)

Balance, December 31, 2010	–	–	–
Granted	389	243	632
Forfeited	(24)	(14)	(38)

Balance, December 31, 2011	365	229	594

Granted	370	306	676
Vested and converted to common shares	(133)	(130)	(263)
Forfeited	(36)	(17)	(53)

Balance, December 31, 2012	566	388	954

Under the terms of the Share Award Incentive Plan, the Compensation Committee of the Board of Directors of Baytex has the authority to approve the granting of share awards. The Compensation Committee's historical practice is to split the share award into two equal amounts, with 50% granted immediately and 50% granted six months subsequent to the initial grant date (with such grant being conditional on the grantee continuing to be employed by the Company or its subsidiaries on such date).

Baytex Energy Corp.    2012 Annual Report    45

Share Rights Plan

As a result of the conversion of the legal structure of the Trust from an income trust to a corporation at year-end 2010, Baytex adopted the Share Rights Plan to facilitate the exchange of the outstanding unit rights (granted under the Unit Rights Plan of the Trust) for share rights.

As a result of the adoption of the Share Award Incentive Plan (as described above) effective January 1, 2011, no further grants will be made under the Share Rights Plan. The Share Rights Plan will remain in place until such time as all outstanding share rights have been exercised, cancelled or expired.

Under the Share Rights Plan, share rights have a maximum term of five years and vest and become exercisable as to one-third on each of the first, second and third anniversaries of the grant date. Each share right entitles the holder thereof to acquire a common share upon payment of the exercise price, which may be reduced to account for future dividends (subject to certain performance criteria).

Baytex recorded compensation expense related to the share rights under the Share Rights Plan of $2.9 million for the year ended December 31, 2012 (year ended December 31, 2011 – $15.6 million).

The number of share rights outstanding and exercise prices are detailed below:

	Number of share rights (000s)	Weighted average exercise price

Balance, December 31, 2010(1)	5,761	$17.02
Exercised(2)	(2,665)	16.92
Forfeited(1)	(125)	23.05

Balance, December 31, 2011(1)	2,971	$16.98

Exercised(2)	(1,366)	16.01
Forfeited(1)	(80)	21.27

Balance, December 31, 2012(1)	1,525	$16.79

(1)
Weighted average exercise price reflects the grant price less the reduction in exercise price for dividends and distributions.
(2)
Weighted average exercise price includes rights exercised at both original grant prices and original grant prices reduced for dividends and distributions subsequent to grant date.

The following table summarizes information about the share rights outstanding at December 31, 2012:

	Exercise Prices Applying Original Grant Price					Exercise Prices Applying Original Grant Price Reduced for Dividends and Distributions Subsequent to Grant Date

PRICE RANGE	Number Outstanding at December 31, 2012 (000s)	Weighted Average Grant Price	Weighted Average Remaining Term (years)	Number Exercisable at December 31, 2012 (000s)	Weighted Average Exercise Price	Number Outstanding at December 31, 2012 (000s)	Weighted Average Exercise Price	Weighted Average Remaining Term (years)	Number Exercisable at December 31, 2012 (000s)	Weighted Average Exercise Price

$4.02 to $11.00	–	$ –	–	–	$ –	479	$ 8.56	0.8	479	$ 8.56
$11.01 to $18.45	518	17.91	0.8	518	17.91	187	15.83	1.2	187	15.83
$18.46 to $25.90	127	22.41	1.6	127	22.41	755	20.53	1.9	724	20.42
$25.91 to $33.35	839	27.90	1.9	801	27.78	93	28.79	2.2	73	28.27
$33.36 to $40.80	38	35.69	2.6	22	35.64	10	34.95	2.4	6	34.98
$40.81 to $47.72	3	45.02	3.0	2	44.77	1	42.63	3.0	1	42.63

$4.02 to $47.72	1,525	$24.27	1.5	1,470	$23.97	1,525	$16.79	1.5	1,470	$16.42

46    Baytex Energy Corp.    2012 Annual Report

15.  NET INCOME PER SHARE

Baytex calculates basic income per share based on the net income attributable to shareholders and a weighted average number of shares outstanding during the year. Diluted income per share amounts reflect the potential dilution that could occur if share rights were exercised and share awards were converted. The treasury stock method is used to determine the dilutive effect of share rights and share awards whereby the estimated proceeds from the potential exercise of share rights and the conversion of share awards or other dilutive instruments and the amount of compensation expense, if any, attributed to future services not yet recognized are assumed to be used to purchase common shares at the average market price during the periods.

	Year Ended December 31, 2012			Year Ended December 31, 2011

	Net income	Common shares (000s)	Net income per share	Net income	Common shares (000s)	Net income per share

Net income – basic	$258,631	119,959	$2.16	$217,432	115,960	$1.88
Dilutive effect of share rights	–	1,117		–	2,643
Dilutive effect of share awards	–	747		–	318

Net income – diluted	$258,631	121,823	$2.12	$217,432	118,921	$1.83

For the years ended December 31, 2012, and 2011, no share rights were anti-dilutive.

16.  INCOME TAXES

The provision for (recovery of) income taxes has been computed as follows:

	Years Ended December 31

	2012	2011

Net income before income taxes	$376,391	$269,573
Expected income taxes at the statutory rate of 25.51% (2011 – 26.95%)(1)	96,017	72,650
Increase (decrease) in income taxes resulting from:
Non-taxable portion of foreign exchange (gain) loss	(781)	1,580
Share-based compensation	9,357	9,120
Effect of change in income tax rates	(397)	(9,902)
Effect of rate adjustments for foreign jurisdictions	20,742	(3,464)
Effect of change in opening tax pool balances	(8,025)	(14,740)
Other	847	(3,103)

Income tax expense	$117,760	$52,141

(1)
The change in statutory rate is related to a legislated reduction in the Canadian federal corporate income tax rate and changes in the provincial apportionment of income.

Baytex Energy Corp.    2012 Annual Report    47

A continuity of the net deferred income tax liability is detailed in the following tables:

As at	January 1, 2011	Recognized in Net Income	Acquired in Business Combination	Other	December 31, 2011

Taxable temporary differences:
Petroleum and natural gas properties	$(224,923)	$(25,724)	$(25,059)	$–	$(275,706)
Financial derivatives	(4,463)	4,463	–	–	–
Partnership deferral	(52,327)	(33,692)	–	–	(86,019)
Other	(5,025)	2,213	–	112	(2,700)
Deductible temporary differences:
Asset retirement obligations	43,339	11,182	517	–	55,038
Financial derivatives	7,870	(508)	–	–	7,362
Non-capital losses	227,149	(11,687)	–	–	215,462
Finance costs	1,867	1,612	–	–	3,479

Net deferred income tax liability(1)(2)	$(6,513)	$(52,141)	$(24,542)	$112	$(83,084)

(1)
Non-capital loss carry-forwards totaled $803.1 million and expire from 2013 to 2031.
(2)
Baytex has recognized a net deferred tax asset of $10.9M relating to its US subsidiary. The Company has reviewed the reserves report, undeveloped land holdings and budget forecasts for this subsidiary and has determined that it is probable that future taxable profits will be sufficient to utilize the deductible temporary differences.
As at	January 1, 2012	Recognized in Net Income	Acquired in Business Combination	Other	December 31, 2012

Taxable temporary differences:
Petroleum and natural gas properties	$(275,706)	$(33,833)	$–	$–	$(309,539)
Partnership deferral	(86,019)	45,220	–	–	(40,799)
Other	(2,700)	582	–	1,522	(596)
Deductible temporary differences:
Asset retirement obligations	55,038	12,253	–	–	67,291
Financial derivatives	7,362	(7,908)	–	–	(546)
Non-capital losses	215,462	(129,877)	–	–	85,585
Finance costs	3,479	5,965	–	–	9,444

Net deferred income tax liability(1)	$(83,084)	$(107,598)	$–	$1,522	$(189,160)

(1)
Non-capital loss carry-forwards totaled $335.6 million and expire from 2026 to 2031.

17.  REVENUES

	Years Ended December 31

	2012	2011

Petroleum and natural gas revenues	$1,215,606	$1,305,814
Royalty charges	(194,535)	(212,172)
Royalty income	3,878	3,000

Revenues, net of royalties	$1,024,949	$1,096,642

48    Baytex Energy Corp.    2012 Annual Report

18.  FINANCING COSTS

	Years Ended December 31

	2012	2011

Bank loan and other	$11,074	$12,489
Long-term debt	28,623	22,935
Accretion on asset retirement obligations	6,631	6,185
Debt financing costs	863	3,002

Financing costs	$47,191	$44,611

19.  SUPPLEMENTAL INFORMATION

Change in Non-Cash Working Capital Items

	Years Ended December 31

	2012	2011

Trade and other receivables	$35,173	$(54,335)
Crude oil inventory	(466)	905
Trade and other payables	(47,799)	39,988

	$(13,092)	$(13,442)

Changes in non-cash working capital related to:
Operating activities	11,570	(10,889)
Investing activities	(24,662)	(2,553)

	$(13,092)	$(13,442)

Foreign Exchange

	Years Ended December 31

	2012	2011

Unrealized foreign exchange (gain) loss	$(1,533)	$8,490
Realized foreign exchange (gain)	(3,206)	(656)

Foreign exchange (gain) loss	$(4,739)	$7,834

Income Statement Presentation

The following table details the amount of total employee compensation costs included in the production and operating expense and general and administrative expense.

	Years Ended December 31

	2012	2011

Production and operating	$7,975	$6,457
General and administrative	28,420	25,529

Total employee compensation costs	$36,395	$31,986

Baytex Energy Corp.    2012 Annual Report    49

20.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial assets and liabilities are comprised of cash, trade and other receivables, trade and other payables, dividends payable to shareholders, bank loan, financial derivatives and long-term debt.

Categories of Financial Instruments

The estimated fair values of the financial instruments have been determined based on the Company's assessment of available market information. These estimates may not necessarily be indicative of the amounts that could be realized or settled in a market transaction. The fair values of financial instruments, other than bank loan and long-term debt, are equal to their carrying amounts due to the short-term maturity of these instruments. The fair value of the bank loan approximates its carrying value as it is at a market rate of interest. The fair value of the long-term debt is based on the trading value of the debentures.

Fair Value of Financial Instruments

Baytex classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

•
Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•
Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•
Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The carrying value and fair value of the Company's financial instruments carried on the consolidated statements of financial position are classified into the following categories:

	As at December 31, 2012		As at December 31, 2011

	Carrying Value	Fair Value	Carrying Value	Fair Value	Fair Value Measurement Hierarchy

Financial Assets
FVTPL(1)
Cash	$1,837	$1,837	$7,847	$7,847	Level 1
Derivatives	20,167	20,167	11,059	11,059	Level 2

Total FVTPL(1)	$22,004	$22,004	$18,906	$18,906

Loans and receivables
Trade and other receivables	$170,972	$170,972	$206,951	$206,951	–

Total loans and receivables	$170,972	$170,972	$206,951	$206,951

Financial Liabilities
FVTPL(1)
Derivatives	$(18,027)	$(18,027)	$(39,990)	$(39,990)	Level 2

Total FVTPL(1)	$(18,027)	$(18,027)	$(39,990)	$(39,990)

Other financial liabilities
Trade and other payables	$(181,558)	$(181,558)	$(225,831)	$(225,831)	–
Dividends payable to shareholders	(26,811)	(26,811)	(25,936)	(25,936)	–
Bank loan	(116,394)	(116,394)	(311,960)	(311,960)	–
Long-term debt	(441,195)	(476,193)	(297,731)	(314,201)	–

Total other financial liabilities	$(765,958)	$(800,956)	$(861,458)	$(877,928)

(1)
FVTPL means fair value through profit or loss.

There were no transfers between Level 1 and 2 in either 2012 or 2011.

50    Baytex Energy Corp.    2012 Annual Report

Financial Risk

Baytex is exposed to a variety of financial risks, including market risk, liquidity risk and credit risk. The Company monitors and, when appropriate, utilizes derivative contracts to manage its exposure to these risks. The Company does not enter into derivative contracts for speculative purposes.

Market Risk

Market risk is the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices. Market risk is comprised of foreign currency risk, interest rate risk and commodity price risk.

Foreign Currency Risk

Baytex is exposed to fluctuations in foreign currency as a result of the U.S. dollar portion of its bank loan, its Series B senior unsecured debentures, crude oil sales based on U.S. dollar indices and commodity contracts that are settled in U.S. dollars. The Company's net income and cash flow will therefore be impacted by fluctuations in foreign exchange rates.

To manage the impact of currency exchange rate fluctuations, the Company may enter into agreements to fix the Canada – U.S. exchange rate.

At December 31, 2012, the Company had in place the following currency derivative contracts:

Type	Period	Amount per month	Sales Price	Reference

Monthly forward spot sale	November 2011 to October 2013	US$1.00 million	1.0433	(1)
Monthly average collar	June 2012 to December 2013	US$1.00 million	1.0000 - 1.0725	(1)
Monthly average collar	June 2012 to December 2013	US$1.00 million	1.0100 - 1.0720	(1)
Monthly average collar	June 2012 to December 2013	US$1.00 million	1.0200 - 1.0575	(1)
Monthly average collar	June 2012 to December 2013	US$1.00 million	1.0200 - 1.0655	(1)
Monthly average collar	June 2012 to December 2013	US$1.00 million	1.0250 - 1.0702	(1)
Monthly average collar	June 2012 to December 2013	US$2.00 million	1.0300 - 1.0650	(1)
Monthly forward spot sale	Calendar 2013	US$4.50 million	1.0007	(2)
Monthly forward spot sale	Calendar 2013	US$1.00 million	1.0300	(1)(3)
Monthly average rate forward	Calendar 2013	US$1.00 million	1.0274	(1)(3)
Monthly average rate forward	Calendar 2013	US$0.25 million	1.0023	(1)
Monthly average collar	Calendar 2013	US$0.25 million	0.9700 - 1.0310	(1)

(1)
Actual contract rate (CAD/USD).
(2)
Based on the weighted average contract rates (CAD/USD).
(3)
Counterparty has the option to extend the term by twelve months.

The following table demonstrates the effect of exchange rate movements on net income due to changes in the fair value of risk management contracts in place at December 31, 2012 as well as the unrealized gain or loss on revaluation of outstanding U.S. dollar denominated debt. The sensitivity is based on a $0.01 increase and decrease in the CAD/USD foreign exchange rate and excludes the impact on revenue proceeds.

Sensitivity of Foreign Exchange Exposure:	$0.01 Increase in CAD/USD Exchange Rate	$0.01 Decrease in CAD/USD Exchange Rate

Loss (gain) on currency derivative contracts	$1,464	$(1,443)
Loss (gain) on other monetary assets/liabilities	840	(840)

Net income decrease (increase)	$2,304	$(2,283)

Baytex Energy Corp.    2012 Annual Report    51

The carrying amounts of the Company's U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities

	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011

U.S. dollar denominated	US$124,048	US$107,138	US$201,980	US$402,979

Subsequent to December 31, 2012, Baytex added the following foreign currency contracts:

Type	Period	Amount per month	Sales Price	Reference

Monthly forward spot sale	February to December 2013	US$1.00 million	1.0320	(1)(2)
Monthly forward spot sale	February to December 2013	US$2.00 million	1.0336	(1)(2)
Monthly forward spot sale	February to December 2013	US$2.00 million	1.0346	(1)(2)
Monthly forward spot sale	February to December 2013	US$2.00 million	1.0450	(1)(2)
Monthly forward spot sale	February to December 2013	US$2.00 million	1.0500	(1)(2)
Monthly forward spot sale	March to December 2013	US$1.00 million	1.0530	(1)(2)
Monthly forward spot sale	March to December 2013	US$1.00 million	1.0547	(1)(2)
Monthly average rate forward	March to December 2013	US$1.00 million	1.0360	(1)
Monthly average rate forward	March to December 2013	US$2.00 million	1.0300	(1)

(1)
Actual contract rate (CAD/USD).
(2)
Counterparty has the option to extend the term by twelve months.

Interest Rate Risk

The Company's interest rate risk arises from Baytex Energy's floating rate bank credit facilities. As at December 31, 2012, $116.4 million of the Company's total debt is subject to movements in floating interest rates. A change of 100 basis points in interest rates would impact net income before taxes for the twelve months ended December 31, 2012 by approximately $2.9 million. Baytex uses a combination of short-term and long-term debt to finance operations. The bank loan is typically at floating rates of interest and long-term debt is typically at fixed rates of interest.

As at December 31, 2012, Baytex had the following interest rate swap financial derivative contracts:

Type	Period	Notional Principal Amount	Fixed interest rate	Floating rate index

Swap – pay fixed, receive floating	September 27, 2011 to September 27, 2014	US$90.0 million	4.06%	3-month LIBOR
Swap – pay fixed, received floating	September 25, 2012 to September 25, 2014	US$90.0 million	4.39%	3-month LIBOR

When assessing the potential impact of forward interest rate changes on financial derivative contracts outstanding as at December 31, 2012, an increase of 100 basis points would increase the unrealized gain at December 31, 2012 by $2.8 million, while a decrease of 100 basis points would decrease the unrealized gain at December 31, 2012 by $2.7 million.

Commodity Price Risk

Baytex monitors and, when appropriate, utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of Baytex. Under the Company's risk management policy, financial derivatives are not to be used for speculative purposes.

When assessing the potential impact of oil price changes on the financial derivative contracts outstanding as at December 31, 2012, a 10% increase in oil prices would decrease the unrealized gain at December 31, 2012 by $34.2 million, while a 10% decrease would increase the unrealized gain at December 31, 2012 by $32.5 million.

52    Baytex Energy Corp.    2012 Annual Report

When assessing the potential impact of natural gas price changes on the financial derivative contracts outstanding as at December 31, 2012, a 10% increase in natural gas prices would decrease the unrealized gain at December 31, 2012 by $1.2 million, while a 10% decrease would increase the unrealized gain at December 31, 2012 by $1.2 million.

Financial Derivative Contracts

At December 31, 2012, Baytex had the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index

Fixed – Sell	January to March 2013(2)	1,000 bbl/d	US$96.00	WTI
Fixed – Sell	January to March 2013(2)	1,000 bbl/d	US$96.10	WTI
Fixed – Buy	January to June 2013	250 bbl/d	US$102.07	WTI
Fixed – Sell	January to June 2013(3)	1,000 bbl/d	US$102.05	WTI
Fixed – Sell	January to June 2013(3)	1,000 bbl/d	US$104.10	WTI
Fixed – Sell	January to June 2013(3)	2,000 bbl/d	US$103.80	WTI
Fixed – Buy	July to December 2013	350 bbl/d	US$101.70	WTI
Fixed – Sell	July to December 2013(4)	1,000 bbl/d	US$96.25	WTI
Fixed – Sell	July to December 2013(3)	1,000 bbl/d	US$104.70	WTI
Fixed – Sell	Calendar 2013	5,000 bbl/d	US$97.99	WTI
Fixed – Buy	Calendar 2014	380 bbl/d	US$101.06	WTI

(1)
Based on the weighted average price/unit for the remainder of the contract.
(2)
Counterparty has the option to extend the term by nine months.
(3)
Counterparty has the option to extend the term by six months.
(4)
Counterparty has the option to double the volumes on the contract.
Natural Gas	Period	Volume	Price/Unit(1)	Index

Fixed – Sell	Calendar 2013	2,000 GJ/d	$3.37	AECO
Fixed – Sell	Calendar 2013	2,000 mmBtu/d	US$4.02	NYMEX
Fixed – Sell	Calendar 2013	1,000 mmBtu/d	US$4.05	NYMEX
Fixed – Sell	Calendar 2013	1,000 mmBtu/d	US$4.07	NYMEX
Fixed – Sell	Calendar 2013	1,000 mmBtu/d	US$4.10	NYMEX
Basis swap	Calendar 2013	2,000 mmBtu/d	NYMEX less US$0.375	AECO
Basis swap	Calendar 2013	1,000 mmBtu/d	NYMEX less US$0.388	AECO
Basis swap	Calendar 2013	2,000 mmBtu/d	NYMEX less US$0.428	AECO
Fixed – Sell	January to December 2014	2,000 mmBtu/d	US$4.45	NYMEX

(1)
Based on the weighted average price/unit for the remainder of the contract.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the consolidated statements of income and comprehensive income:

	Years Ended December 31

	2012	2011

Realized (gain) loss on financial derivatives	$(28,746)	$1,864
Unrealized (gain) loss on financial derivatives	(32,808)	16,166

(Gain) loss on financial derivatives	$(61,554)	$18,030

Baytex Energy Corp.    2012 Annual Report    53

Subsequent to December 31, 2012, Baytex added the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index

Fixed – Sell	January to March 2013(2)	1,000 bbl/d	US$99.27	WTI
Fixed – Sell	January to March 2013(2)	1,000 bbl/d	US$99.70	WTI
Fixed – Sell	January to June 2013(3)	2,000 bbl/d	US$98.05	WTI
Fixed – Sell	January to December 2013	3,000 bbl/d	US$93.86	WTI
Fixed – Sell	April to September 2013(3)	2,000 bbl/d	US$101.60	WTI
Fixed – Sell	February to March 2013	500 bbl/d	US$98.22	WTI
Fixed – Sell	February to March 2013	500 bbl/d	US$98.32	WTI
Fixed – Sell	April to December 2013	1,000 bbl/d	US$97.60	WTI
Fixed – Sell	April to December 2013	1,000 bbl/d	US$97.78	WTI
Fixed – Sell	June to December 2013	1,000 bbl/d	US$99.50	WTI
Fixed – Sell	July to December 2013(3)	1,000 bbl/d	US$99.00	WTI

(1)
Based on the weighted average price/unit for the remainder of the contract.
(2)
Counterparty has the option to extend the term by nine months.
(3)
Counterparty has the option to extend the term by six months.
Natural Gas	Period	Volume	Price/Unit(1)	Index

Price collar	Calendar 2013	10,000 mmBtu/d	US$3.50 – US$3.75	NYMEX

(1)
Based on the weighted average price/unit for the remainder of the contract.

Physical Delivery Contracts

At December 31, 2012, the following physical delivery contracts were entered into and continue to be held for the purpose of delivery of non-financial items in accordance with the Company's expected sale requirements. Physical delivery contracts are not considered financial instruments; therefore, no asset or liability has been recognized in the consolidated financial statements.

Heavy Oil	Period	Volume	Weighted Average Price/Unit(1)

WCS Blend	October 2011 to December 2014	2,000 bbl/d	WTI × 81.00%
WCS Blend	January to June 2013	1,250 bbl/d	WTI × 80.00%
WCS Blend	January to June 2013	4,250 bbl/d	WTI less US$18.18
WCS Blend	July to December 2013	2,750 bbl/d	WTI × 80.00%
WCS Blend	July to December 2013	2,750 bbl/d	WTI less US$21.00

(1)
Based on the weighted average price/unit for the remainder of the contract.
Condensate (diluent)	Period	Volume	Price/Unit

Fixed – Buy	April 2012 to March 2013	640 bbl/d	WTI plus US$6.70
Fixed – Buy	January to December 2013	160 bbl/d	WTI plus US$3.10

At December 31, 2012, Baytex had committed to deliver the volumes of raw bitumen noted below to market on railways:

Heavy Oil	Period	Term Volume

Raw bitumen	January to March 2013	9,775 bbl/d
Raw bitumen	April to June 2013	9,150 bbl/d
Raw bitumen	July to September 2013	3,000 bbl/d
Raw bitumen	October to December 2013	3,000 bbl/d
Raw bitumen	January to March 2014	3,000 bbl/d
Raw bitumen	April to June 2014	3,000 bbl/d

54    Baytex Energy Corp.    2012 Annual Report

Subsequent to December 31, 2012, Baytex committed to deliver the following additional volumes of raw bitumen to market on railways:

Heavy Oil	Period	Term Volume

Raw bitumen	January to March 2013	575 bbl/d
Raw bitumen	April to June 2013	2,225 bbl/d
Raw bitumen	July to September 2013	1,225 bbl/d
Raw bitumen	October to December 2013	1,225 bbl/d

Liquidity Risk

Liquidity risk is the risk that Baytex will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Such strategies include continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements and opportunities to issue additional common shares. As at December 31, 2012, Baytex had available unused bank credit facilities in the amount of $574.8 million.

The timing of cash outflows (excluding interest) relating to financial liabilities as at December 31, 2012 is outlined in the table below:

	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years

Trade and other payables	$181,558	$181,558	$–	$–	$–
Dividends payable to shareholders	26,811	26,811	–	–	–
Bank loan(1)	116,394	–	116,394	–	–
Long-term debt(2)	449,235	–	–	–	449,235

	$773,998	$208,369	$116,394	$–	$449,235

(1)
The bank loan is a covenant-based revolving loan that is extendible annually, for a one, two or three year period (subject to a maximum three-year term at any time). Unless extended, the revolving period will end on June 14, 2015 with all amounts to be re-paid on such date.
(2)
Principal amount of instruments.

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default resulting in Baytex incurring a loss. Most of the Company's trade and other receivables relate to petroleum and natural gas sales and are exposed to typical industry credit risks. Baytex reviews its exposure to individual entities on a regular basis and manages its credit risk by entering into sales contracts with only creditworthy entities. Letters of credit and/or parental guarantees may be obtained prior to the commencement of business with certain counterparties. Credit risk may also arise from financial derivative instruments. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company considers that all financial assets that are not impaired or past due for each of the reporting dates under review are of good credit quality. None of the Company's financial assets are secured by collateral.

Should Baytex determine that the ultimate collection of a receivable is in doubt based on the processes for managing credit risk, the carrying amount of accounts receivable is reduced through the use of an allowance for doubtful accounts and the amount of the loss is recognized in net income. If the Company subsequently determines that an account is uncollectible, the account is written-off with a corresponding change to allowance for doubtful accounts. For the year ended December 31, 2012, $0.1 million was added in relation to balances already previously provided for (year ended December 31, 2011 – $0.9 million write-off).

Included in the allowance for doubtful accounts are individually impaired trade receivables of $0.7 million (December 31, 2011 – $0.3 million). As at December 31, 2012, accounts receivable that Baytex has deemed past due but not impaired is $7.6 million (December 31, 2011 – $4.5 million).

Baytex Energy Corp.    2012 Annual Report    55

21.  OPERATING LEASES

At December 31, 2012, the future minimum lease payments under non-cancellable operating lease rentals are payable as follows:

	Total	Less than 1 year	1-5 years	Beyond 5 years

Gross operating leases	$46,451	$6,379	$25,222	$14,850
Operating subleases	(365)	(365)	–	–

Net operating leases	$46,086	$6,014	$25,222	$14,850

Operating lease and sublease payments recognized as an expense during the year ended December 31, 2012 was $6.5 million (December 31, 2011 – $5.5 million).

Baytex has entered into operating leases on office buildings in the ordinary course of business. The Company's operating lease agreements do not contain any contingent rent clauses. The Company has renewal options to extend its lease at the option of the lessee at lease payments based on market prices on one of its leased office buildings. None of the operating lease agreements contain purchase options or escalation clauses or any restrictions regarding dividends, further leases or additional debt.

22.  RELATED PARTIES

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed separately in this note.

Transactions with key management personnel (including directors):

	Years Ended December 31

	2012	2011

Short-term employee benefits	$8,232	$8,585
Share-based compensation	10,291	14,271
Termination payments	8,241	–

Total compensation for key management personnel	$26,764	$22,856

23.  COMMITMENTS AND CONTINGENCIES

At December 31, 2012 Baytex had processing and transportation obligations as summarized below:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Beyond 5 years

Processing and transportation agreements	$134,459	$2,807	$10,022	$13,578	$13,942	$13,837	$80,273

At December 31, 2012, Baytex has $8.8 million of outstanding letters of credit ($0.4 million – December 31, 2011).

Baytex is engaged in litigation and claims arising in the normal course of operations, none of which could reasonably be expected to materially affect the Company's financial position or reported results of operations.

56    Baytex Energy Corp.    2012 Annual Report

24.  GEOGRAPHIC INFORMATION

Baytex has operations principally in Canada and the United States. Baytex's entire operating activities are related to the acquisition, development and production of oil and natural gas. The following geographic information has been prepared by segregating the results into the geographic areas in which Baytex operates.

	Canada		United States		Total

	2012	2011	2012	2011	2012	2011

Years ended December 31
Gross revenues to external customers	$1,154,636	$1,267,589	$64,848	$41,225	$1,219,484	$1,308,814
Royalties	(174,962)	(200,786)	(19,573)	(11,386)	(194,535)	(212,172)

Revenue, net of royalties to external customers	$979,674	$1,066,803	$45,275	$29,839	$1,024,949	$1,096,642

As at December 31
Exploration and evaluation assets	$200,439	$76,592	$39,576	$53,182	$240,015	$129,774
Oil and gas properties	1,863,520	1,812,206	174,056	219,954	2,037,576	2,032,160
Other plant and equipment	27,444	24,965	948	268	28,392	25,233
Goodwill	37,755	37,755	–	–	37,755	37,755
Total non current assets	$2,129,158	$1,963,727	$214,580	$271,508	$2,343,738	$2,235,235

25.  CAPITAL DISCLOSURES

The Company's objectives when managing capital are to: (i) maintain financial flexibility in its capital structure; (ii) optimize its cost of capital at an acceptable level of risk; and (iii) preserve its ability to access capital to sustain the future development of the business through maintenance of investor, creditor and market confidence.

Baytex considers its capital structure to include total monetary debt and shareholders' equity. Total monetary debt is the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as deferred tax assets or liabilities and unrealized gains or losses on financial derivative contracts)) and the principal amount of long-term debt. At December 31, 2011, total monetary debt was $650.6 million.

The Company's financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to changes in economic conditions and the risk characteristics of its underlying assets. Baytex is in compliance with all financial covenants relating to its senior unsecured debentures and the credit facilities of Baytex Energy. In order to manage its capital, the Company may adjust the amount of its dividends, adjust its level of capital spending, issue new shares or debt, or sell assets to reduce debt.

Baytex monitors capital based on the current and projected ratio of total monetary debt to funds from operations and the current and projected level of its undrawn bank credit facilities. Funds from operations is a financial term commonly used in the oil and gas industry. Funds from operations represents cash flow from operating activities before changes in non-cash working capital and other operating items. The Company's objectives are to maintain a total monetary debt to funds from operations ratio of less than two times and to have access to undrawn bank credit facilities of not less than $100 million. The total monetary debt to funds from operations ratio may increase beyond two times, and the undrawn credit facilities may decrease to below $100 million at certain times due to a number of factors, including acquisitions, changes to commodity prices and changes in the credit market. To facilitate management of the total monetary debt to funds from operations ratio and the level of undrawn bank credit facilities, the Company continuously monitors its funds from operations and evaluates its dividend policy and capital spending plans.

Although Baytex has changed its legal form to a corporation, the Company's financial objectives and strategy over the last two completed fiscal years as described above have remained substantially unchanged. These objectives and strategy are reviewed on an annual basis and Baytex believes its financial metrics are within acceptable limits pursuant to its capital management objectives.

Baytex Energy Corp.    2012 Annual Report    57

26.  CONSOLIDATING FINANCIAL INFORMATION – BASE SHELF PROSPECTUS

On August 4, 2011, Baytex filed a Short Form Base Shelf Prospectus with the securities regulatory authorities in each of the provinces of Canada (other than Québec) and a Registration Statement with the United States Securities and Exchange Commission (collectively, the "Shelf Prospectus"). The Shelf Prospectus allows Baytex to offer and issue common shares, subscription receipts, warrants, options and debt securities by way of one or more prospectus supplements at any time during the 25-month period that the Shelf Prospectus remains in place. The securities may be issued from time to time, at the discretion of Baytex, with an aggregate offering amount not to exceed $500 million (Canadian).

On July 19, 2012, Baytex issued $300 million of 6.625% Series C senior unsecured debentures due July 19, 2022 at par. The offering was made by way of a prospectus supplement dated July 10, 2012 to the Shelf Prospectus.

Any debt securities issued by Baytex pursuant to the Shelf Prospectus will be guaranteed by all of its direct and indirect wholly-owned material subsidiaries (the "Guarantor Subsidiaries"). The guarantees of the Guarantor Subsidiaries are full and unconditional and joint and several. These guarantees may in turn be guaranteed by Baytex. Other than investments in its subsidiaries, Baytex has no independent assets or operations.

Pursuant to the credit agreement governing Baytex Energy's credit facilities, Baytex Energy and its subsidiaries are prohibited from paying dividends to their shareholders that would have, or would reasonably be expected to have, a material adverse effect or would adversely affect or impair the ability or capacity of Baytex Energy to pay or fulfill any of its obligations under the credit agreement. In addition, Baytex Energy may not permit any of its subsidiaries to pay any dividends during the continuance of a default or event of default under the credit agreement.

The following tables present consolidating financial information as at December 31, 2012, and December 31, 2011 and for the years ended December 31, 2012 and 2011 for: 1) Baytex, on a stand-alone basis, 2) Guarantor subsidiaries, on a stand-alone basis, 3) non-guarantor subsidiaries, on a stand-alone basis and 4) Baytex, on a consolidated basis.

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated

As at December 31, 2012
Current assets	$4	$194,086	$249	$–	$194,339
Intercompany advances and investments	1,756,923	(771,261)	286,500	(1,272,162)	–
Non-current assets	2,435	2,341,303	–	–	2,343,738
Current liabilities	39,478	179,503	214	–	219,195
Bank loan and long-term debt	441,195	116,394	–	–	557,589
Asset retirement obligation and other non-current liabilities	$–	$461,881	$–	$–	$461,881

As at December 31, 2011
Current assets	$351	$225,850	$374	$–	$226,575
Intercompany advances and investments	1,753,047	(515,492)	72,787	(1,310,342)	–
Non-current assets	2,435	2,232,800	–	–	2,235,235
Current liabilities	34,502	242,303	167	–	276,972
Bank loan and long-term debt	297,731	311,960	–	–	609,691
Asset retirement obligation and other non-current liabilities	$–	$368,413	$–	$–	$368,413

58    Baytex Energy Corp.    2012 Annual Report

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated

For the year ended December 31, 2012
Revenues, net of royalties	$27,970	$1,026,451	$19,804	$(49,276)	$1,024,949
Production, operation and exploration	–	244,577	–	–	244,577
Transportation and blending	–	207,240	–	–	207,240
General, administrative and share-based compensation	1,502	81,065	265	(1,502)	81,330
Financing, derivatives, foreign exchange and other (gains)/losses	34,442	(169,056)	2	(47,774)	(182,386)
Depletion and depreciation	–	297,797	–	–	297,797
Income tax expense	–	117,760	–	–	117,760

Net income (loss)	$(7,974)	$247,068	$19,537	$–	$258,631

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated

For the year ended December 31, 2011
Revenues, net of royalties	$22,012	$1,098,415	$9,649	$(33,434)	$1,096,642
Production, operation and exploration	–	223,042	–	–	223,042
Transportation and blending	–	249,850	–	–	249,850
General, administrative and share-based compensation	1,596	72,842	257	(1,515)	73,180
Financing, derivatives, foreign exchange and other (gains)/losses	27,497	36,999	(48)	(31,919)	32,529
Depletion and depreciation	–	248,468	–	–	248,468
Income tax (recovery) expense	(1,298)	53,439	–	–	52,141

Net income (loss)	$(5,783)	$213,775	$9,440	$–	$217,432

Baytex Energy Corp.    2012 Annual Report    59

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated

For the year ended December 31, 2012
Cash provided by (used in):
Operating activities	$26,833	$554,803	$(4,331)	$–	$577,305
Receipt (payment) of dividends	(214,720)	17,879	(17,879)	–	(214,720)
Decrease in bank loan	–	(195,566)	–	–	(195,566)
Proceeds from issuance of long-term debt	293,690	–	–	–	293,690
Redemption of long-term debt	(156,863)	–	–	–	(156,863)
Change in intercompany loans	52,909	269,789	(322,698)	–	–
Increase in investments	–	(322,698)	–	322,698	–
Increase in equity	21,873	–	322,698	(322,698)	21,873
Interest paid	(23,722)	(33,947)	22,210	–	(35,459)

Financing activities	(26,833)	(264,543)	4,331	–	(287,045)
Additions to exploration and evaluation assets	–	(13,406)	–	–	(13,406)
Additions to oil and gas properties	–	(405,219)	–	–	(405,219)
Property acquisitions	–	(144,042)	–	–	(144,042)
Proceeds from divestitures	–	314,978	–	–	314,978
Current income tax expense on divestiture	–	(10,162)	–	–	(10,162)
Additions to other plant and equipment, net of disposals	–	(6,338)	–	–	(6,338)
Change in non-cash working capital	–	(24,662)	–	–	(24,662)

Investing activities	–	(288,851)	–	–	(288,851)
Impact of foreign currency translation on cash balances	$–	$(7,419)	$–	$–	$(7,419)

60    Baytex Energy Corp.    2012 Annual Report

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated

For the year ended December 31, 2011
Cash provided by (used in):
Operating activities	$56,926	$514,581	$353	$–	$571,860
Receipt (payment) of dividends	(204,308)	9,004	(9,004)	–	(204,308)
Increase in bank loan	–	4,290	–	–	4,290
Change in intercompany loans	(18,008)	110,041	(92,033)	–	–
Increase in investments	–	(90,649)	–	90,649	–
Proceeds from issuance of long-term debt	145,810	–	–	–	145,810
Increase in equity	45,048	–	90,649	(90,649)	45,048
Interest paid	(25,468)	(19,297)	10,035	–	(34,730)

Financing activities	(56,926)	13,389	(353)	–	(43,890)
Additions to exploration and evaluation assets	–	(9,104)	–	–	(9,104)
Additions to oil and gas properties	–	(358,744)	–	–	(358,744)
Property acquisitions	–	(76,164)	–	–	(76,164)
Corporate acquisitions	–	(120,006)	–	–	(120,006)
Proceeds from divestitures	–	47,396	–	–	47,396
Additions to other plant and equipment, net of disposals	–	(1,252)	–	–	(1,252)
Change in non-cash working capital	–	(2,553)	–	–	(2,553)

Investing activities	–	(520,427)	–	–	(520,427)
Impact of foreign currency translation on cash balances	$–	$304	$–	$–	$304

Baytex Energy Corp.    2012 Annual Report    61

Petroleum and Natural Gas Reserves as at December 31, 2012

Our reserves are evaluated by Sproule Associates Limited ("Sproule"), the independent reserves evaluator for all of our oil and gas properties, in accordance with National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" of the Canadian Securities Administrators ("NI 51-101"). The following table sets forth our gross and net reserve volumes at December 31, 2012 by product type and reserve category using Sproule's forecast prices and costs. Please note that the data in the table may not add due to rounding.

	Forecast Prices and Costs

	Heavy Oil		Bitumen		Light and Medium Crude Oil
Reserve Category	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)

	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
Proved
Developed Producing	36,440	29,561	5,432	4,604	9,273	7,398
Developed Non-Producing	10,826	8,923	–	–	111	102
Undeveloped	32,577	27,164	14,044	12,261	15,735	13,096

Total Proved	79,843	65,648	19,476	16,865	25,119	20,596
Probable	42,021	34,242	82,085	64,805	14,079	11,303

Total Proved Plus Probable	121,864	99,890	101,561	81,670	39,198	31,899

	Forecast Prices and Costs

	Natural Gas Liquids		Natural Gas		Oil Equivalent(3)
Reserve Category	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)

	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mboe)	(mboe)
Proved
Developed Producing	2,356	1,749	50,414	44,108	61,903	50,663
Developed Non-Producing	116	79	3,256	2,733	11,595	9,560
Undeveloped	3,316	2,637	25,638	20,596	69,946	58,590

Total Proved	5,788	4,465	79,308	67,437	143,444	118,813
Probable	3,424	2,591	39,257	32,623	148,152	118,379

Total Proved Plus Probable	9,212	7,056	118,565	100,060	291,596	237,192

(1)
"Gross" reserves means the total working and royalty interest share of remaining recoverable reserves owned by Baytex before deductions of royalties payable to others.
(2)
"Net" reserves means Baytex's gross reserves less all royalties payable to others.
(3)
Oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. Oil equivalent amounts may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

62    Baytex Energy Corp.    2012 Annual Report

Reserve Reconciliation
Reconciliation of Gross Reserves(1)(2)
By Principal Product Type
Forecast Prices and Costs

The following table reconciles the year-over-year changes in our gross reserve volumes by product type and reserve category using Sproule's forecast prices and costs.

	Heavy Oil			Bitumen
	Proved	Probable	Proved + Probable	Proved	Probable	Proved + Probable

	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
December 31, 2011	90,058	43,930	133,988	18,036	27,221	45,257
Extensions	5,267	4,837	10,104	1,166	10,021	11,187
Discoveries	–	–	–	–	–	–
Improved Recoveries	281	513	794	–	–	–
Technical Revisions	(1,531)	(7,217)	(8,748)	125	1,924	2,049
Acquisitions	49	8	57	731	42,898	43,629
Dispositions	(16)	(3)	(19)	–	–	–
Economic Factors	(388)	(47)	(435)	(22)	21	(1)
Production	(13,877)	–	(13,877)	(560)	–	(560)

December 31, 2012	79,843	42,021	121,864	19,476	82,085	101,561

	Light and Medium Crude Oil			Natural Gas Liquids
	Proved	Probable	Proved + Probable	Proved	Probable	Proved + Probable

	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
December 31, 2011	28,224	15,010	43,234	5,766	2,857	8,623
Extensions	8,955	6,953	15,908	1,874	1,390	3,264
Discoveries	31	9	40	2	–	2
Improved Recoveries	–	–	–	–	–	–
Technical Revisions	(151)	(3,615)	(3,766)	399	26	425
Acquisitions	–	–	–	–	–	–
Dispositions	(9,844)	(4,308)	(14,152)	(1,611)	(782)	(2,393)
Economic Factors	(4)	30	26	(40)	(66)	(106)
Production	(2,092)	–	(2,092)	(602)	–	(602)

December 31, 2012	25,119	14,079	39,198	5,788	3,425	9,213

	Natural Gas			Oil Equivalent(3)
	Proved	Probable	Proved + Probable	Proved	Probable	Proved + Probable

	(mmcf)	(mmcf)	(mmcf)	(mboe)	(mboe)	(mboe)
December 31, 2011	86,870	39,572	126,442	156,562	95,613	252,175
Extensions	13,543	8,349	21,892	19,519	24,593	44,112
Discoveries	89	31	120	48	14	62
Improved Recoveries	–	–	–	281	513	794
Technical Revisions	3,225	(3,702)	(477)	(620)	(9,499)	(10,119)
Acquisitions	–	–	–	780	42,906	43,686
Dispositions	(6,476)	(3,124)	(9,600)	(12,550)	(5,614)	(18,164)
Economic Factors	(2,177)	(1,869)	(4,046)	(817)	(374)	(1,191)
Production	(15,766)	–	(15,766)	(19,759)	–	(19,759)

December 31, 2012	79,308	39,257	118,565	143,444	148,152	291,596

(1)
Gross Company interest reserves include solution gas but do not include royalty interests.
(2)
Reserve information as at December 31, 2012 and 2011 is prepared in accordance with NI 51-101.
(3)
Oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. Oil equivalent amounts may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Baytex Energy Corp.    2012 Annual Report    63

Reserve Life Index

The following table sets forth our reserve life index based on total proved and proved plus probable reserves at year-end 2012 and the mid-point of our 2013 production guidance of 57,000 boe/d.

		Reserve Life Index (years)

	Mid-Point of 2013 Production Guidance	Total Proved	Proved Plus Probable

Oil and NGL (bbl/d)	50,700	7.0	14.7
Natural Gas (mmcf/d)	37.8	5.7	8.6

Oil Equivalent (boe/d)	57,000	6.9	14.0

Net Present Value of Reserves (Using Forecast Prices and Costs and Before Income Taxes)

The following table summarizes Sproule's estimate of the net present value of the future net revenue attributable to our reserves before income taxes and using forecast prices and costs (and excluding the impact of any hedging activities). Please note that the data in the table may not add due to rounding.

	Summary of Net Present Value of Future Net Revenue As at December 31, 2012 Before Income Taxes and Discounted at (%/year)

Reserve Category	0%	5%	10%	15%	20%

	($000s)	($000s)	($000s)	($000s)	($000s)
Proved
Developed Producing	1,813,542	1,521,905	1,324,545	1,181,525	1,072,763
Developed Non-Producing	355,594	279,228	225,234	185,787	156,153
Undeveloped	1,671,627	1,130,375	787,895	563,180	409,028

Total Proved	3,840,763	2,931,508	2,337,674	1,930,492	1,637,944
Probable	4,332,253	2,345,156	1,423,080	932,807	645,254

Total Proved Plus Probable	8,173,016	5,276,664	3,760,754	2,863,299	2,283,198

The net present values noted in the table above do not include any value for future net revenue which may ultimately be generated from the contingent resources discussed below.

Sproule December 31, 2012 Forecast Prices

The following table summarizes the forecast prices used by Sproule in preparing the estimated reserve volumes and the net present values of future net revenues at December 31, 2012. Sproule's forecast price assumptions on crude oil and natural gas reflect a decrease from their price assumptions used at December 31, 2011.

Year	WTI Cushing US$/bbl	Edmonton Par Price C$/bbl	Western Canada Select C$/bbl	AECO C-Spot C$/MMbtu	Inflation Rate %/Yr	Exchange Rate $Cdn/$US

2012 act.	94.19	86.53	73.04	2.43	1.3	0.999

2013	89.63	84.55	69.33	3.31	1.5	0.999

2014	89.93	89.84	74.57	3.72	1.5	0.999

2015	88.29	88.21	73.21	3.91	1.5	0.999

2016	95.52	95.43	80.17	4.70	1.5	0.999

2017	96.96	96.87	81.37	5.32	1.5	0.999

2018	98.41	98.32	82.59	5.40	1.5	0.999

2019	99.89	99.79	83.83	5.49	1.5	0.999

2020	101.38	101.29	85.08	5.58	1.5	0.999

2021	102.91	102.81	86.36	5.67	1.5	0.999

2022	104.45	104.35	87.66	5.76	1.5	0.999

2023	106.02	105.92	88.97	5.85	1.5	0.999

Thereafter	Escalation Rate of 1.5%

64    Baytex Energy Corp.    2012 Annual Report

Capital Program Efficiency

Based on the evaluation of our petroleum and natural gas reserves prepared in accordance with NI 51-101 by our independent reserve evaluator, Sproule, the efficiency of our capital programs, as measured by finding, development and acquisition ("FD&A") costs, operating netback per boe and recycle ratio, are summarized as follows:

	2012	2011	2010	Three-Year Average 2010 - 2012

Excluding Future Development Costs
FD&A costs – Proved ($/boe)
Exploration and development(1)	$22.81	$13.55	$9.54	$14.55
Acquisitions (net of dispositions)	14.52	19.79	21.84	(11.58)

Total	$37.60	$14.90	$10.52	$15.36

FD&A costs – Proved plus probable ($/boe)
Exploration and development(1)	$12.46	$12.25	$5.41	$9.52
Acquisitions (net of dispositions)	(6.70)	13.03	10.96	0.59

Total	$4.19	$12.46	$5.90	$7.05

Operating netback per boe(2)	$31.09	$34.68	$32.27	$32.83

Recycle ratio based on operating netback(2)
Proved plus probable	7.4	2.8	5.5	4.7

Including Future Development Costs
FD&A costs – Proved ($/boe)
Exploration and development(1)	$29.22	$23.66	$15.22	$22.13
Acquisitions (net of dispositions)	28.79	25.22	32.71	37.51

Total	$30.00	$24.00	$16.61	$21.66

FD&A costs – Proved plus probable ($/boe)
Exploration and development(1)	$19.88	$19.02	$12.44	$16.61
Acquisitions (net of dispositions)	0.72	17.39	20.68	7.40

Total	$11.61	$18.57	$13.17	$14.06

Recycle ratio based on operating netback(2)
Proved plus probable	2.7	1.9	2.5	2.3

(1)
The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.
(2)
Recycle ratio is calculated as operating netback divided by FD&A costs (proved plus probable including/excluding future development costs). Operating netback is calculated as revenue (including realized hedging gains and losses) minus royalties, operating expenses and transportation expenses.

Baytex Energy Corp.    2012 Annual Report    65

Contingent Resource Assessment

We commissioned Sproule to conduct an assessment of contingent resource effective December 31, 2012 on three of our oil resource plays: the Bluesky in the Peace River area of Alberta, the Lower Cretaceous Mannville Group in the Angling Lake (Cold Lake) area of Alberta and the Bakken/Three Forks in North Dakota. We also commissioned McDaniel & Associates Consultants Ltd. ("McDaniel") to conduct an assessment of contingent resource effective December 31, 2012 on the Lower Cretaceous Mannville Group in northeast Alberta. As a result of dispositions of certain of our leases, we no longer present contingent resource estimates for our Viking land position.

The table below summarizes Sproule's estimate of gross reserves and Sproule and McDaniel's estimates of economic contingent resource for the four plays by geographic area. The contingent resource assessments were prepared in accordance with the definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook and NI 51-101.

	Proved plus
	Probable	Economic Contingent Resources (gross)(1)(2)(5)
(millions of barrels of oil	Gross Reserves(4)	As at Dec. 31, 2012
and bitumen)(3)	As at Dec. 31, 2012	Low(6)	Best(7)	High(8)

Peace River, Alberta	110.0	458	551	781
Northeast Alberta	4.0	70	130	202
Angling Lake (Cold Lake acquisition), Alberta	43.6	78	87	127
Bakken/Three Forks – North Dakota, USA	34.4	16	27	50

Total	192.0	622	795	1,160

(1)
Contingent resource is defined in the Canadian Oil and Gas Evaluation Handbook as "those quantities of petroleum estimated to be potentially recoverable from known accumulations using established technology or technology under development, but which do not currently qualify as reserves or commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets."
(2)
Economic contingent resources are those resources that are currently economically recoverable based on specific forecasts of commodity prices and costs.
(3)
Under NI 51-101, naturally occurring hydrocarbons with a viscosity greater than 10,000 centipoise are classed as bitumen. All of the contingent resource at Peace River and Angling Lake that will be recovered by thermal processes has a viscosity greater than this value; therefore, this component of the contingent resource is classified as bitumen under NI 51-101.
(4)
Proved plus probable gross reserve volumes are based on the year-end 2012 reserves report prepared by Sproule.
(5)
Sproule and McDaniel prepared the estimates of contingent resource shown for each property using deterministic principles and methods. Probabilistic aggregation of the low and high property estimates shown in the table might produce different total volumes than the arithmetic sums shown in the table. Gross means the company's working interest share in the contingent resource before deducting royalties.
(6)
Low estimate (C1) is considered to be a conservative estimate of the quantity of resources that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. Those resources in the low estimate have the highest degree of certainty – a 90% confidence level – that the actual quantities recovered will equal or exceed the estimate.
(7)
Best estimate (C2) is considered to be the best estimate of the quantity of resources that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. Those resources in the best estimate have a 50% confidence level that the actual quantities recovered will equal or exceed the estimate.
(8)
High estimate (C3) is considered to be an optimistic estimate of the quantity of resources that will actually be recovered. It is unlikely that the actual remaining quantities of resources recovered will equal or exceed the high estimate. Those resources in the high estimate have a lower degree of certainty – a 10% confidence level – that the actual quantities recovered will equal or exceed the estimate.

66    Baytex Energy Corp.    2012 Annual Report

Advisory Regarding Oil and Gas Information

The reserves information contained in this report has been prepared in accordance with National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" of the Canadian Securities Administrators ("NI 51-101"). Complete NI 51-101 reserves disclosure will be included in our Annual Information Form for the year ended December 31, 2012. Listed below are cautionary statements that are specifically required by NI 51-101:

•
Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. Oil equivalent amounts may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

•
This report contains reserves estimates for our Peace River (Bluesky), Northeast Alberta (Mannville), Angling Lake/Cold Lake (Mannville) and North Dakota (Bakken/Three Forks) properties. Estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties due to the effects of aggregation.

•
With respect to finding and development costs, the aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

•
This report contains estimates of the net present value of our future net revenue from our reserves. Such amounts do not represent the fair market value of our reserves.

This report contains estimates as of December 31, 2012 of the volumes of the "contingent resource" for four of our oil resource plays: the Bluesky in the Peace River area of Alberta; the Mannville group in northeast Alberta; the Mannville group in the Angling Lake (Cold Lake) area of Alberta; and the Bakken/Three Forks in North Dakota. These estimates were prepared by independent qualified reserves evaluators.

"Contingent resource" is not, and should not be confused with, petroleum and natural gas reserves. "Contingent resource" is defined in the Canadian Oil and Gas Evaluation Handbook as: "those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as contingent resource the estimated discovered recoverable quantities associated with a project in the early evaluation stage." The outstanding contingencies applicable to our disclosed contingent resources do not include economic contingencies. Economic contingent resources are those resources that are currently economically recoverable based on specific forecasts of commodity prices and costs.

The primary contingencies which currently prevent the classification of the contingent resource as reserves consist of: preparation of firm development plans, including determination of the specific scope and timing of the project; project sanction; access to capital markets; stakeholder and regulatory approvals; access to required services and field development infrastructure; oil prices; future drilling program and testing results; further reservoir delineation and studies; facility design work; limitations to development based on adverse topography or other surface restrictions; and the uncertainty regarding marketing and transportation of petroleum from development areas.

There is no certainty that it will be commercially viable to produce any portion of the contingent resource or that we will produce any portion of the volumes currently classified as contingent resource. The estimates of contingent resource involve implied assessment, based on certain estimates and assumptions, that the resource described exists in the quantities predicted or estimated and that the resource can be profitably produced in the future. The net present value of the future net revenue from the contingent resource does not necessarily represent the fair market value of the contingent resource.

The recovery and resource estimates provided herein are estimates only. Actual contingent resource (and any volumes that may be reclassified as reserves) and future production from such contingent resource may be greater than or less than the estimates provided herein.

Baytex Energy Corp.    2012 Annual Report    67

ABBREVIATIONS

AECO	the natural gas storage facility located at Suffield, Alberta
bbl	barrel
bbl/d	barrel per day
boe*	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
COSO	Committee of Sponsoring Organizations of the Treadway Commission
DRIP	Dividend Reinvestment Plan
GAAP	generally accepted accounting principles
GJ	gigajoule
GJ/d	gigajoule per day
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
LIBOR	London Interbank Offered Rate
mbbl	thousand barrels
mboe*	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmBtu	million British Thermal Units
mmBtu/d	million British Thermal Units per day
mmcf	million cubic feet
mmcf/d	million cubic feet per day
NGL	natural gas liquids
NYMEX	New York Mercantile Exchange
NYSE	New York Stock Exchange
TSX	Toronto Stock Exchange
WCS	Western Canadian Select
WTI	West Texas Intermediate
*
Oil equivalent amounts may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 Mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

68    Baytex Energy Corp.    2012 Annual Report

CORPORATE INFORMATION BOARD OF DIRECTORS Raymond T. Chan Executive Chairman Baytex Energy Corp. James L. Bowzer President and Chief Executive Officer Baytex Energy Corp. John A. Brussa 2,3,4 Vice Chairman Burnet, Duckworth & Palmer LLP Edward Chwyl 2,3,4 Lead Independent Director Independent Businessman Naveen Dargan 1,2,4 Independent Businessman R.E.T (Rusty) Goepel 1 Senior Vice President Raymond James Ltd. Gregory K. Melchin 1 Independent Businessman Dale O. Shwed 3 President & Chief Executive Officer Crew Energy Inc. 1 Member of the Audit Committee 2 Member of the Compensation Committee 3 Member of the Reserves Committee 4 Member of the Nominating and Governance Committee HEAD OFFICE Baytex Energy Corp. Centennial Place, East Tower 2800, 520 - 3rd Avenue SW Calgary, Alberta T2P 0R3 Toll-free: 1-800-524-5521 T: 582-952-3000 F: 587-952-3001 www.baytex.ab.ca OFFICERS Raymond T. Chan Executive Chairman James L. Bowzer President and Chief Executive Officer W. Derek Aylesworth Chief Financial Officer Marty L. Proctor Chief Operating Officer Daniel G. Anderson Vice President, U.S. Business Unit Kendall D. Arthur Vice President, Saskatchewan Business Unit Stephen Brownridge Vice President, Exploration Geoffrey J. Darcy Vice President, Marketing Murray J. Desrosiers Vice President, General Counsel and Corporate Secretary Brian G. Ector Vice President, Investor Relations Brett J. McDonald Vice President, Land Timothy R. Morris Vice President, U.S. Business Development Richard P. Ramsay Vice President, Alberta/B.C. Business Unit AUDITORS Deloitte LLP BANKERS The Toronto-Dominion Bank Alberta Treasury Branches Bank of America Bank of Montreal Bank of Nova Scotia Barclays Bank PLC Canadian Imperial Bank of Commerce Caisse Centrale Desjardins Credit Suisse AG National Bank of Canada Royal Bank of Canada Société Générale Union Bank Wells Fargo Bank LEGAL COUNSEL Burnet, Duckworth & Palmer LLP RESERVES ENGINEERS Sproule Associates Limited TRANSFER AGENT Valiant Trust Company EXCHANGE LISTINGS Toronto Stock Exchange New York Stock Exchange Symbol: BTE

2012 www.baytex.ab.ca